SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                       FALCON DRILLING COMPANY, INC.
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                  30591410
                               (CUSIP Number)



                              Wayne K. Hillin
                 Senior Vice President and General Counsel
                        Reading & Bates Corporation
                             901 Threadneedle,
                                 Suite 200
                             Houston, TX 77079
                               (281) 496-5000
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               July 10, 1997
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)
                            (Page 1 of 9 Pages)

CUSIP No. 30591410                  13D                   Page 2 of 9 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
         Reading & Bates Corporation
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         73-0642271
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC, BK, OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               15,753,823 [1]
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                15,753,823 [1]
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,753,823 [1]
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6% [2]
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         HC; CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

[1] The shares of common stock of Falcon Drilling Company, Inc.(the "Issuer") covered by this report are purchasable by Reading & Bates Corporation ("R&B") upon exercise of an option (the "Option") granted to R&B pursuant to the Stock Option Agreement dated as of July 10, 1997 between Issuer and R&B (the "Stock Option Agreement"), and described in Item 4 of this report. Prior to the exercise of the Option, R&B is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by R&B under the Option, which is initially set to equal 15,753,823 shares, will be adjusted if necessary so that the number of shares purchasable by R&B upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, R&B expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by R&B upon exercise of the Option.

     The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of July 9, 1997 (after giving effect to the two-for-one stock split to holders of record of common stock of the Issuer on July 9, 1997), excluding shares issuable upon exercise of the Option.

[2] Adjusted to reflect the issuance by the Issuer of 15,753,823 shares of common stock of the Issuer upon exercise of the Option as described herein.

                             Page 3 of 9 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of Falcon Drilling Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1900 West Loop South, Suite 1800, Houston, Texas 77027.

Item 2.  Identity and Background

     This Schedule 13D is filed by Reading & Bates Corporation ("R&B"), a Delaware corporation that provides contract drilling and other related services in major offshore and oil and gas producing areas worldwide. R&B's principal offices are located at 901 Threadneedle, Suite 200, Houston, TX 77079.

     During the last five years, to the best of R&B's knowledge, neither R&B nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     This Statement relates to an option granted to R&B by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles R&B to purchase 15,753,823 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of July 10, 1997, between R&B and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $27.78 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of shares purchasable by R&B upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 1 hereto, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

     The Option was granted by the Issuer as an inducement to R&B to enter into the Agreement and Plan of Merger dated as of July 10, 1997, among R&B Falcon Corporation, a newly-formed parent holding company ("Parent"), FDC Acquisition Corp., Reading & Bates Acquisition Corp., R&B and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of R&B and the Issuer and various regulatory agencies), (i) FDC Acquisition Corp. will merge with and into the Issuer (the "Issuer Merger") with the Issuer continuing as the surviving corporation, and each issued and outstanding Share will be converted into the right to receive one share of common stock of Parent and (ii) Reading & Bates Acquisition Corp. will merge with and into R&B (the "R&B Merger"; together with the Issuer Merger, the "Mergers") with R&B continuing as the surviving corporation, and each issued and outstanding share of common stock of R&B, par value $.05 per share, will be converted into the right to receive one share of common stock of Parent. If the Mergers are consummated, the Option will not be exercised. No monetary consideration was paid by R&B to the Issuer for the Option.

     If R&B elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by a combination of available working

                             Page 4 of 9 Pages
capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

Item 4.  Purpose of Transaction

     As stated above, the Option was granted to R&B in connection with the execution of the Merger Agreement. As an inducement to the Issuer to enter into the Merger Agreement, R&B granted to the Issuer a reciprocal option to purchase up to 14,340,154 shares of R&B common stock, par value $.05 per share, under the circumstances specified in the Stock Option Agreement dated as of July 10, 1997 between R&B, as issuer, and the Issuer, as grantee, for a purchase price of $34.00 per share (the "R&B Stock Option Agreement").

     The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing.

     If the Mergers are consummated in accordance with the terms of the Merger Agreement, the Board of Directors of Parent shall consist of ten members, five of whom shall be designated by each of R&B and the Issuer, with the current Chairman and Chief Executive Officer of R&B being a designee of R&B and the current Chairman and Chief Executive Officer of the Issuer being a designee of the Issuer. The current Chairman and Chief Executive Officer of R&B will be Chairman, and the current Chairman and Chief Executive Officer of the Issuer will be Chief Executive Officer, of the Parent.

     R&B has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, as amended, in order to permit the sale by R&B of any Option Shares purchased under the Option.

     In the event the Mergers are consummated, the Common Stock will be delisted from the New York Stock Exchange and any other exchange, and will become eligible for termination of registration under the Act, as amended.

     The descriptions herein of the Stock Option Agreement, the R&B Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1, 2 and 3 respectively, hereto and which are incorporated herein by reference in their entirety.

     Other than as described above, R&B has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D (although R&B reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Option, R&B may be deemed to be the beneficial owner of 15,753,823 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on July 9, 1997, as set forth in the Merger Agreement). R&B will have sole voting and dispositive power with respect to such Shares.

     The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by R&B as to the beneficial ownership of any Shares, and, prior to exercise of the Option, R&B disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither R&B nor, to the best of R&B's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                             Page 5 of 9 Pages

     Paul B. Loyd, Jr., the Chairman of the Board and Chief Executive Officer of R&B, is the owner of 127,200 Shares. Mr. Loyd has pledged 20,000 of such Shares to secure his personal guarantee of the obligations of an unaffiliated company, in which both Mr. Loyd and Steven A. Webster, the Chairman of the Board and Chief Executive Officer of the Issuer, are directors and stockholders, to an independent financial institution.

     Except for the Merger Agreement and the Stock Option Agreement and as set forth above, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits


     Exhibit        Description

        1 Stock Option Agreement dated as of July 10, 1997, between Falcon Drilling Company, Inc., as Issuer, and Reading & Bates Corporation, as Grantee.

        2 Agreement and Plan of Merger dated as of July 10, 1997, among R&B Falcon Corporation, FDC Acquisition Corp., Reading & Bates Acquisition Corp., Falcon Drilling Company, Inc. and Reading & Bates Corporation.

        3 Stock Option Agreement dated as of July 10, 1997, among Reading & Bates Corporation, as Issuer, and Falcon Drilling Company, Inc., as Grantee.


                             Page 6 of 9 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

July 21, 1997

                              READING & BATES CORPORATION



                              By: /s/ Timothy W. Nagle
                                 -------------------------
                                 Name:  Timothy W. Nagle
                                 Title: Executive Vice President,
                                        Finance and Administration


                             Page 7 of 9 Pages

                                 SCHEDULE A



                                                Residence or
Names of Directors and  Principal Occupation    Business Address
       Officers          or Employment          of Organization    Citizenship

Arnold L. Chavkin       General Partner          Chase Capital     U.S.A.
Director                of Chase Capital         Partners
                        Partners                 380 Madison
                                                 Avenue
                                                 12th Floor
                                                 New York, NY
                                                 10017

Paul B. Loyd, Jr.       Chairman and Chief       Reading & Bates   U.S.A.
Director and Officer    Executive Officer of     Corporation
                        R&B                      901 Threadneedle
                                                 Suite 200
                                                 Houston, TX
                                                 77079

Ted Kalborg             Chairman and Managing    Tufton Oceanic    Sweden
Director                Director of Tufton       Inc.
                        Oceanic Ltd.             Little Tufton
                                                 House
                                                 3 Dean Trench
                                                 Street
                                                 London, England
                                                 SW1P 3HB

Macko A. E. Laqueur     Senior Partner,          Venture Capital   Netherlands
Director                Venture Capital          Investors
                        Investors                Herengracht 468
                                                 1017 CA
                                                 Amsterdam
                                                 Netherlands

J. W. McClean           Retired                  5 Cypress Point   U.S.A.
Director                                         Court
                                                 Frisco, Texas
                                                 75034-1628

Charles A. Donabedian   Chairman and Chief       Winston           U.S.A.
Director                Executive Officer of     Financial, Inc.
                        Winston Financial        200 Technecenter
                        Incorporated, Winston    Dr. Suite 200
                        Advisors, Inc. and       Milford, Ohio
                        Winston Brokerage,       45150
                        Inc.

Robert L. Sandmeyer     Retired                  1906 Iba Drive    U.S.A.
Director                                         Stillwater,
                                                 Oklahoma 74074


                             Page 8 of 9 Pages

                                                Residence or
Names of Directors and   Principal Occupation   Business Address
       Officers           or Employment         of Organization    Citizenship

1T. W. Nagle             Executive Vice         Reading & Bates    U.S.A.
Officer                  President, Finance     Corporation
                         and Administration     901 Threadneedle
                                                Suite 200
                                                Houston, TX
                                                77079

W. K. Hillin             Senior Vice            Reading & Bates    U.S.A.
Officer                  President, General     Corporation
                         Counsel and Secretary  901
                                                Threadneedle,
                                                Suite 200
                                                Houston, TX
                                                77079

C. R. Ofner              Vice President,        Reading & Bates    U.S.A.
Officer                  Business Development   Corporation
                                                901
                                                Threadneedle,
                                                Suite 200
                                                Houston, TX
                                                77079

D. L. McIntire           Vice President, Human  Reading & Bates    U.S.A.
Officer                  Resources              Corporation
                                                901
                                                Threadneedle,
                                                Suite 200
                                                Houston, TX
                                                77079


                             Page 9 of 9 Pages

                                                                 EXHIBIT 1

                FDC CORPORATION STOCK OPTION AGREEMENT




     STOCK OPTION AGREEMENT, dated as of July 10, 1997 (the
"Agreement"), between FALCON DRILLING COMPANY, INC., a Delaware corporation ("Issuer"), and READING & BATES CORPORATION, a Delaware Corporation ("Grantee").


                               RECITALS


     A. Issuer and Grantee have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, each of FDC and R&B to become subsidiaries of Parent pursuant to the Mergers;

     B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement and the R&B Option Agreement (as defined below), Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below); and

     C. As a condition and inducement to Issuer's willingness to enter into the Merger Agreement and this Agreement, Issuer has requested that Grantee agree, and Grantee has agreed to, grant Issuer an option to purchase shares of Grantee's common stock on substantially the same terms as the Option (the "R&B Option Agreement");

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Issuer and Grantee agree as follows:

     1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 15,753,823 (after giving effect to the two-for-one stock split to holders of record of FDC Common Stock on July 9,

1997) (as adjusted as set forth herein) shares (the "Option Shares") of Common Stock, par value $0.01 per share ("Issuer Common Stock"), of Issuer at a purchase price of $27.78 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

     2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any one time, subject to the provisions of Section 2(c), after an FDC Takeover Proposal shall have been made known to FDC or any of its subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an FDC Takeover Proposal; provided, however, that (i) except as provided in the last sentence of this Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) six months after the first occurrence of a Purchase Event (as defined herein) occurs, and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause
(C), the Grantee has the right to receive a Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) six months following the time such Termination Fee becomes payable and (y) the expiration of the period in which the Grantee has such right to receive a Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with HSR and the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal (the "Regulatory Approvals"). Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

     (b) In the event that Grantee wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise

Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 6(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase (an "Option Closing Date"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with clause (ii) of Section 2(a).

     (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its best efforts to assist Grantee in seeking the Regulatory Approvals.

     In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or (ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right pursuant to Section 6(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

     3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in immediately available funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing.

     (b) At any Option Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall not have issued any securities similar to rights under a shareholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

     (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF JULY 10, 1997, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF FALCON DRILLING COMPANY, INC. AT ITS PRINCIPAL EXECU TIVE OFFICES."

It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and
(ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     4. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Corporate Authorization. Issuer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Issuer, and assuming this Agreement constitutes a valid and binding agreement of Grantee, this Agreement constitutes a valid and binding agreement of Issuer, enforceable against Issuer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

          (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all neces-sary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 6, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

     5. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Corporate Authorization. Grantee has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee, and no other corporate proceed ings on the part of Grantee are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grantee, and assuming this Agreement constitutes a valid and binding agreement of Issuer, this Agreement constitutes a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

          (b) Purchase Not for Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be transferred or otherwise disposed of except in a transaction regis tered, or exempt from registration, under the Securi ties Act.

     6. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any changes in Issuer Common Stock by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. Subject to Section 1, and without limiting the parties' relative rights and obligations under the Merger Agreement, if any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 6(a)), the number of shares of Issuer Common Stock subject to the Option will be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger,
(ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other proper ty, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger represent less than 50% of the outstand ing voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and condition set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

     (c) If, at any time during the period commencing on the occurrence of an event as a result of which Grantee is entitled to receive the Termination Fee pursuant to Section 8.3 of the Merger Agreement (the "Purchase Event") and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out-Right") pursuant to this Section 6(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancellation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price, for the 10 NYSE trading days commencing on the 12th NYSE trading day immediately preceding the Notice Date, per share of Issuer Common Stock as reported on the NYSE Composite Transactions Tape (or, if not listed on the NYSE, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this Section 6(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

     7. Registration Rights. Issuer will, if requested by Grantee at any time and from time to time within three years of the exercise of the Option, as expeditiously as possible prepare and file up to three registration state ments under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf" regis tration statement under Rule 415 under the Securities Act or any successor provision, and Issuer will use its best efforts to qualify such shares or other securities under any applicable state securities laws. Grantee agrees to use reasonable efforts to cause, and to cause any under writers of any sale or other disposition to cause, any sale or other disposition pursuant to such registration state ment to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 4.9% of the then outstanding voting power of Issuer. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspend ed for up to 60 calendar days in the aggregate if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Issuer or otherwise interfere with or adversely affect any pending or proposed offering of securities of Issuer or any other material transaction involving Issuer. Any registration statement prepared and filed under this Section 7, and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section 7, Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any succes sor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registra-tion statements for Grantee under this Section 7; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer. In connection with any registration pursuant to this Section 7, Issuer and Grantee will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

     8. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 7 or (ii) to any purchaser or transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 4.9% of the then-outstanding voting power of the Issuer; provided, however, that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

     9. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an applica tion to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NYSE (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such listing as promptly as practicable.

     10. Miscellaneous. (a) Expenses. Except as otherwise provided in the Merger Agreement, each of the parties hereto will pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

     (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

     (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and under standings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) except as provided in
Section 9.9 of the Merger Agreement, are not intended to confer upon any person other than the parties any rights or remedies.

     (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     (f) Notices. All notices, requests, claims, de mands, and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to Issuer to:

        Falcon Drilling Company, Inc.
        1900 West Loop South
        Suite 1800

        Houston, Texas 77027
        Attention: Chairman and Chief Executive Officer

        Fax:  (713) 623-8103

      with a copy to:

        Skadden, Arps, Slate, Meagher & Flom LLP
        919 Third Avenue
        New York, New York 10022
        Attention:  J. Michael Schell

        Fax: (212) 735-2000

      If to Grantee to:

        Reading & Bates Corporation
        901 Threadneedle
        Suite 200
        Houston, Texas 77079
        Attention: Chairman and Chief Executive Officer

        Fax:  (281) 496-0285

      with copies to:

        Cravath, Swaine & Moore
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York 10019
        Attention: Allen Finkelson

        Fax: (212) 474-3700

     (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment, transfer or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this Section 10(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     (h) Further Assurances. In the event of any exer cise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (i) Enforcement. The parties agree that irrepara ble damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accor dance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement,
(ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.


                                  FALCON DRILLING COMPANY, INC.


                                  By:
                                      ----------------------------------
                                    Name:
                                    Title:


                                  READING & BATES CORPORATION


                                  By:
                                      ----------------------------------
                                     Name:
                                     Title:

                                                                 EXHIBIT 2

==========================================================================

                        AGREEMENT AND PLAN OF MERGER




                                   among



                           R&B FALCON CORPORATION

                           FDC ACQUISITION CORP.

                     READING & BATES ACQUISITION CORP.

                       FALCON DRILLING COMPANY, INC.

                                    and

                        READING & BATES CORPORATION







                         Dated as of July 10, 1997


==========================================================================

                             TABLE OF CONTENTS

                                 ARTICLE I

The Mergers.........................................................  3

     Section 1.1.  The FDC Merger...................................  3
     Section 1.2.  The R&B Merger...................................  4
     Section 1.3.  Closing..........................................  4
     Section 1.4.  Effective Time...................................  4
     Section 1.5.  Effects of the Mergers...........................  5
     Section 1.6.  Directors........................................  5
     Section 1.7.  Parent Charter Documents.........................  5

                                 ARTICLE II

Effect of the Mergers on the Stock of
FDC and R&B; Exchange  of  Certificates.............................  6

     Section 2.1.  Effect on FDC Stock..............................  6
     Section 2.2.  Effect on R&B Stock..............................  6
     Section 2.3.  Exchange of Certificates.........................  8

                                ARTICLE III

Governance.......................................................... 14

     Section 3.1.  Board of Directors of Parent..................... 14
     Section 3.2.  Key Executive Officers of Parent................. 14
     Section 3.3.  Name............................................. 14

                                 ARTICLE IV

Representations and Warranties of R&B............................... 15

     Section 4.1.  Organization, Qualification,
                    Etc............................................. 15
     Section 4.2.  Capital Stock.................................... 16
     Section 4.3.  Corporate Authority Relative to
                    this Agreement; No Violation.................... 17
     Section 4.4.  Reports and Financial
                    Statements...................................... 18
     Section 4.5.  No Undisclosed Liabilities....................... 19
     Section 4.6.  No Violation of Law.............................. 19
     Section 4.7.  Environmental Laws and
                    Regulations..................................... 20

     Section 4.8.  No Undisclosed Employee Benefit
                    Plan Liabilities or Severance
                    Arrangements.................................... 20
     Section 4.9.  Absence of Certain Changes or
                    Events.......................................... 21
     Section 4.10. Litigation....................................... 21
     Section 4.11. Joint Proxy Statement; Regis-
                    tration Statement; Other
                    Information..................................... 21
     Section 4.12. R&B Rights Plan.................................. 22
     Section 4.13. Lack of Ownership of FDC Common
                    Stock........................................... 22
     Section 4.14. Tax Matters...................................... 22
     Section 4.15. Opinion of Financial Advisor..................... 24
     Section 4.16. Required Vote of R&B Stock-
                    holders......................................... 24
     Section 4.17. Pooling of Interests............................. 24

                                 ARTICLE V

Representations and Warranties of FDC............................... 24

     Section 5.1.  Organization, Qualification,
                    Etc............................................. 25
     Section 5.2.  Capital Stock.................................... 25
     Section 5.3.  Corporate Authority Relative to
                    this Agreement; No Violation.................... 26
     Section 5.4.  Reports and Financial Statements................. 28
     Section 5.5.  No Undisclosed Liabilities....................... 29
     Section 5.6.  No Violation of Law.............................. 29
     Section 5.7.  Environmental Laws and Regu-
                    lations......................................... 29
     Section 5.8.  No Undisclosed Employee Benefit
                    Plan Liabilities or Severance
                    Arrangements.................................... 29
     Section 5.9.  Absence of Certain Changes or
                    Events.......................................... 30
     Section 5.10. Litigation....................................... 30
     Section 5.11. Joint Proxy Statement;
                    Registration Statement; Other
                    Information..................................... 30
     Section 5.12. Lack of Ownership of R&B Common
                    Stock........................................... 31
     Section 5.13. FDC Rights Plan.................................. 31
     Section 5.14. Tax Matters...................................... 31
     Section 5.15. Opinion of Financial Advisor..................... 32

     Section 5.16. Required Vote of FDC Stock-
                    holders......................................... 33
     Section 5.17. Pooling of Interests............................. 33

                                 ARTICLE VI

Covenants and Agreements............................................ 33

     Section 6.1.  Conduct of Business by R&B and
                    FDC............................................. 33
     Section 6.2.  Investigation.................................... 39
     Section 6.3.  Cooperation ..................................... 40
     Section 6.4.  Affiliate Agreements............................. 42
     Section 6.5.  R&B Employee Stock Options,
                    Incentive and Benefit Plans..................... 43
     Section 6.6.  FDC Employee Stock Options,
                    Incentive and Benefit Plans..................... 44
     Section 6.7.  Filings; Other Action............................ 46
     Section 6.8.  Further Assurances............................... 46
     Section 6.9.  Takeover Statute................................. 46
     Section 6.10. No Solicitation by R&B........................... 47
     Section 6.11. No Solicitation by FDC........................... 49
     Section 6.12. Public Announcements............................. 52
     Section 6.13. Indemnification and Insurance.................... 52
     Section 6.14. Accountants' "Comfort" Letters................... 53
     Section 6.15. Additional Reports............................... 53
     Section 6.16. Stockholder Rights Plans......................... 54
     Section 6.17. Stockholder Litigation........................... 54

                                ARTICLE VII

Conditions to the Mergers........................................... 54

     Section 7.1.  Conditions to Each Party's
                    Obligation to Effect the Merger................. 54
     Section 7.2.  Conditions to Obligations of R&B
                    to Effect the R&B Merger........................ 55
     Section 7.3.  Conditions to Obligations of FDC
                    to Effect the FDC Merger........................ 56

                                ARTICLE VIII

Termination, Waiver, Amendment and Closing.......................... 57

     Section 8.1.  Termination or Abandonment....................... 57
     Section 8.2.  Effect of Termination............................ 58

     Section 8.3.  Termination Fee.................................. 58
     Section 8.4.  Amendment or Supplement.......................... 61
     Section 8.5.  Extension of Time, Waiver, Etc................... 61

                                 ARTICLE IX

Miscellaneous....................................................... 62

     Section 9.1.  No Survival of Representations
                    and Warranties.................................. 62
     Section 9.2.  Expenses......................................... 62
     Section 9.3.  Counterparts; Effectiveness...................... 62
     Section 9.4.  Governing Law.................................... 62
     Section 9.5.  Notices.......................................... 62
     Section 9.6.  Assignment; Binding Effect....................... 63
     Section 9.7.  Severability..................................... 64
     Section 9.8.  Enforcement of Agreement......................... 64
     Section 9.9.  Entire Agreement; No Third-Party
                    Beneficiaries................................... 64
     Section 9.10. Headings......................................... 64
     Section 9.11. Definitions...................................... 64
     Section 9.12. Finders or Brokers............................... 65


     Exhibit A -- Form of R&B Affiliate Letter
     Exhibit B -- Form of FDC Affiliate Letter

          THIS AGREEMENT AND PLAN OF MERGER, dated as of July 10, 1997 (the "Agreement"), among R&B FALCON CORPORA TION, a Delaware corporation ("Parent"), FDC ACQUISITION CORP., a Delaware corporation ("SubF"), READING & BATES ACQUISITION CORP., a Delaware corporation ("SubR"), FALCON DRILLING COMPANY, INC., a Delaware corporation ("FDC"), and READING & BATES CORPORATION, a Delaware corporation ("R&B").

          WHEREAS, (i) Parent is a newly formed corporation organized and existing under the laws of the State of Delaware, one-half of the issued and outstanding capital stock of which is owned by each of FDC and R&B; (ii) FDC is a corporation organized and existing under the laws of the State of Delaware; and (iii) R&B is a corporation organized and existing under the laws of the State of Delaware;

          WHEREAS, FDC and R&B have caused Parent to form
SubF and SubR, each a wholly owned subsidiary of Parent, and all the outstanding capital stock of each of SubF and SubR is owned by Parent; and

          WHEREAS, the Board of Directors of each of FDC and R&B deem it advisable and in the best interests of their stockholders that each of FDC and R&B become subsid iaries of Parent pursuant to the Mergers (as hereinafter defined) as provided for in this Agreement;

          WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers;

          WHEREAS, for federal income tax purposes, it is intended that the transactions contemplated hereby consti tute transactions described in Section 351 and/or Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

          WHEREAS, for financial accounting purposes, it is intended that the transactions contemplated by this Agreement will be accounted for as a pooling of interests transaction;

          WHEREAS, immediately following the execution and delivery of this Agreement, FDC and R&B will enter into a stock option agreement (the "R&B Stock Option Agreement"), pursuant to which R&B will grant FDC the option (the "R&B
Option") to purchase shares of R&B Common Stock (as hereinafter defined), upon the terms and subject to the conditions set forth therein;

          WHEREAS, immediately following the execution and delivery of this Agreement, FDC and R&B will enter into a stock option agreement (the "FDC Stock Option Agreement" and, together with the R&B Stock Option Agreement, the "Option Agreements"), pursuant to which FDC will grant R&B the option (the "FDC Option") to purchase shares of FDC
Common Stock, upon the terms and subject to the conditions set forth therein.

          NOW, THEREFORE, in consideration of the repre sentations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:


                          ARTICLE I

                         The Mergers

          Section 1 The FDC Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), SubF shall merge with and into FDC (the "FDC Merger") at the Effective Time (as defined in Section 1.4), and each outstanding share of FDC Common Stock shall be converted into one share of common stock, par value $.01 per share, of Parent (the "Parent Common Stock"). FDC shall be the surviving corporation in the FDC Merger (the "FDC Surviving Corporation") and shall become a wholly owned subsidiary of Parent. From and after the Effective Time, the identity and separate existence of SubF shall cease.

          (b) In connection with the FDC Merger, FDC and R&B shall take such actions as may be necessary to cause Parent to reserve sufficient shares of Parent Common Stock, prior to the FDC Merger, to permit the issuance of shares of Parent Common Stock (i) to the holders of FDC Common Stock as of the Effective Time in accordance with the terms of this Agreement and (ii) upon the exercise of FDC Stock

Options (as defined in Section 6.6(a)) to be assumed by Parent in accordance with Section 6.6 hereof.

          Section 2 The R&B Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, SubR shall merge with and into R&B (the "R&B Merger," and together with the FDC Merger, the "Mergers") at the Effective Time, and each outstanding share of R&B Common Stock shall be converted into 1.18 share of Parent Common Stock. R&B shall be the surviving corporation in the R&B Merger (the "R&B Surviv ing Corporation" and together with the FDC Surviving Corporation, the "Surviving Corporations") and shall become a wholly owned subsidiary of Parent. From and after the Effective Time, the identity and separate existence of SubR shall cease.

          (b) In connection with the R&B Merger, R&B and FDC shall take such actions as may be necessary to cause Parent to reserve sufficient shares of Parent Common Stock prior to the R&B Merger to permit the issuance of shares of Parent Common Stock (i) to the holders of R&B Common Stock as of the Effective Time in accordance with the terms of this Agreement and (ii) upon the exercise of R&B Stock Options (as defined in Section 6.5(a)) to be assumed by Parent in accordance with Section 6.5 hereof.

          Section 3 Closing. The closing of the Mergers (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VIII, unless another time or date is agreed to by the parties hereto. The Closing will be held at such location as is agreed to by the parties hereto.

          Section 4 Effective Time. Subject to the provi sions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger (individually, a "Certificate of Merger" with respect to one of the Mergers, and collectively with respect to both Mergers, the "Certificates of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in order to effect both Mergers. Each Merger shall become effective at such time as is specified in the Certificate of Merger (the time at which both Mergers have become fully effective being hereinafter referred to as the "Effective Time").

          Section 5 Effects of the Mergers.

          (a) DGCL. Each of the Mergers shall have the effects set forth in Section 259 of the DGCL.

          (b) Names of Surviving Corporations. The names of the Surviving Corporations from and after the Effective Time shall be "Falcon Drilling Company, Inc." and "Reading & Bates Corporation," respectively, until changed or amended in accordance with applicable law.

          (c) Charter Documents. At the Effective Time (i) the Certificate of Incorporation and Bylaws of SubF, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws, respectively, of the FDC Surviving Corporation, and (ii) the Certificate of Incorporation and Bylaws of SubR, as in effect immedi ately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws, respectively, of the R&B Surviving Corporation.

          Section 6 Directors. (a) SubF. The directors of SubF at the Effective Time shall be the directors of the FDC Surviving Corporation until the next annual meeting of stockholders of FDC (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

          (b) SubR. The directors of SubR at the Effec tive Time shall be the directors of the R&B Surviving Corporation until the next annual meeting of stockholders of R&B (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

          Section 7 Parent Charter Documents. At the
Effective Time (i) the Certificate of Incorporation and
Bylaws of Parent shall be in form and substance satisfacto ry to each of FDC and R&B prior to the mailing of the Joint
Proxy Statement (as defined in Section 4.11), and (ii)
Parent shall adopt a stockholder rights plan in a customary form, satisfactory to each of FDC and R&B (the "Parent
Rights Plan").


                         ARTICLE II

            Effect of the Mergers on the Stock of
            FDC and R&B; Exchange of Certificates

          Section 1 Effect on FDC Stock. As of the Effec tive Time, by virtue of the FDC Merger and without any action on the part of SubF, FDC or the holders of any secu rities of SubF or FDC:

          (a) Cancellation of Treasury Stock and R&B Owned
Stock. Each share of FDC Common Stock that is owned directly by FDC or by R&B shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (b) Conversion of FDC Common Stock. Subject to
Section 2.3(e), each issued and outstanding share of FDC Common Stock (other than shares to be cancelled in accor dance with Section 2.1(a)) shall be converted into one fully paid and nonassessable share of Parent Common Stock (the "FDC Merger Consideration"). As of the Effective Time, all such shares of FDC Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of FDC Common Stock (the "FDC Certificates") shall cease to have any rights with respect thereto, except the right to receive (i) certificates ("Parent Certificates") representing the number of whole shares of Parent Common Stock into which such shares have been converted, (ii) certain dividends and other distributions in accordance with Section 2.3(c), and (iii) cash in lieu of fractional shares of Parent Common Stock in accordance with Section 2.3(e), without interest.

          (c) Conversion of Common Stock of SubF. Each issued and outstanding share of common stock, par value $.01 per share, of SubF shall be converted into one validly issued, fully paid and nonassessable share of common stock of the FDC Surviving Corporation.

          Section 2 Effect on R&B Stock. As of the Effec tive Time, by virtue of the R&B Merger and without any action on the part of SubR, R&B or the holders of any secu rities of SubR or R&B:

          (a) Cancellation of Treasury Stock and FDC Owned
Stock. Each share of R&B Common Stock that is owned directly by R&B or by FDC shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (b) Conversion of R&B Common Stock. Subject to
Section 2.3(e), each issued and outstanding share of R&B Common Stock (other than shares to be cancelled in accor dance with Section 2.2(a)) shall be converted into 1.18 fully paid and nonassessable share of Parent Common Stock (the "R&B Merger Consideration"). As of the Effective Time, all such shares of R&B Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of R&B Common Stock (the "R&B Certificates") shall cease to have any rights with respect thereto, except the right to receive (i) Parent Certificates, (ii) certain dividends and other distributions in accordance with Section 2.3(c), and (iii) cash in lieu of fractional shares of Parent Common Stock in accordance with
Section 2.3(e), without interest.

          (c) Conversion of R&B Class A Stock. If the holders thereof grant the requisite voting approval of the R&B Merger specified in the R&B Certificate of Incorpora tion, each issued and outstanding share of R&B Class A Stock (as defined in Section 4.2) shall be converted into 1.18 of a fully paid and nonassessable share of Parent Common Stock. If such holders do not grant such approval, each issued and outstanding share of R&B Class A Stock shall be converted into the right to receive an amount of money in cash from R&B equal to the sum of (i) $12 plus (ii) the amount of all unpaid cumulative dividends accrued or in arrears to the Effective Time. In the event the holders of R&B Class A Stock are entitled to receive Parent Common Stock upon conversion of their shares of R&B Class A Stock, such stockholders shall be subject to the same exchange procedures as holders of R&B Common Stock set forth in
Section 2.3. As of the Effective Time, all such shares of R&B Class A Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of R&B Class A Stock (the "R&B Class A Certificates," and together with the R&B Certificates and the FDC Certificates, the "Certificates") shall cease to have any rights with respect thereto, except the right to receive (i) Parent Certificates or cash in the amount described in this Section 2.2(c), (ii) certain divi dends and other distributions in accordance with Section 2.3(c), and (iii) cash in lieu of fractional shares of Parent Common Stock in accordance with Section 2.3(e), without interest.

          (d) Conversion of Common Stock of SubR. Each issued and outstanding share of common stock, par value $.01 per share, of SubR shall be converted into one validly issued, fully paid and nonassessable share of common stock of the R&B Surviving Corporation.

          Section 3 Exchange of Certificates.

          (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by FDC and R&B (the "Ex change Agent"), which shall provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of FDC Common Stock and shares of R&B Common Stock, for exchange in accordance with this
Article II, through the Exchange Agent, Parent Certificates representing the number of whole shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares (as defined in Section 2.3(e)) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of FDC Common Stock and pursuant to Section 2.2 in exchange for outstanding shares of R&B Common Stock.

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the FDC Merger Consideration, pursuant to Section 2.1, or the R&B Merger Consideration, pursuant to Section 2.2 (collectively, the "Merger Consid eration") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as FDC and R&B may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a Parent Certificate repre senting that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.3(c) and cash in lieu of any fractional share in accordance with Section 2.3(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of FDC Common Stock not registered in the transfer records of FDC or of R&B Common Stock not registered in the transfer records of R&B, a Parent Certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certifi cate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other non-income taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender Parent Certificates representing the number of whole shares of Parent Common Stock into which the shares of FDC Common Stock or R&B Common Stock formerly repre sented by such Certificate have been converted, certain dividends or other distributions in accordance with Section 2.3(c) and cash in lieu of any fractional share in accor dance with Section 2.3(e). No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effec tive Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3(e), and all such dividends, other distribu tions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this
Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Parent shall make available to the Exchange Agent cash for these purposes.

          (d) No Further Ownership Rights in FDC Common
Stock and R&B Common Stock. All shares of Parent Common
Stock issued upon the surrender for exchange of Certifi cates in accordance with the terms of this Article II
(including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfac tion of all rights pertaining to the shares of FDC Common
Stock and R&B Common Stock theretofore represented by such Certificates, subject, however, to the Surviving
Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized or made by

FDC on such shares of FDC Common Stock or by R&B on such shares of R&B Common Stock, as the case may be, which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the applicable Surviving Corporation of the shares of FDC Common Stock and R&B Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to a Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.

          (e) No Fractional Shares. (i) No Parent Cer tificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

          (ii) As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (A) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to
Section 2.3(a) over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of FDC Common Stock, R&B Common Stock and R&B Class A Stock pursuant to Section 2.3(b) (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent will, on behalf of former stockholders of FDC, if any, and R&B, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (the "NYSE"), all in the manner provided in Section 2.3(e)(iii).

          (iii) The sale of the Excess Shares by the Exchange Agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of FDC Common Stock and R&B Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of FDC Common Stock and R&B Common Stock (the "Common Shares Trust"). The Surviving Corporations will pay all commis sions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent will determine the portion of the Common Shares Trust to which each holder of FDC Common Stock and R&B Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of FDC Common Stock or R&B Common Stock is entitled (after taking into account all shares of FDC Common Stock or R&B Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of FDC Common Stock and R&B Common Stock are entitled.

          (iv) Notwithstanding the provisions of Section 2.3(e)(ii) and (iii), the Surviving Corporations may elect at their option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, to pay each holder of FDC Common Stock or R&B Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of FDC Common Stock or R&B Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on the NYSE Composite Transactions Tape (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references will be deemed to mean and refer to the payments calculated as set forth in this Section 2.3(e)(iv).

          (v) As soon as practicable after the determi nation of the amount of cash, if any, to be paid to holders of FDC Common Stock and R&B Common Stock with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders of FDC Common

Stock and R&B Common Stock subject to and in accordance with the terms of Section 2.3(c).

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent upon demand, and any holders of the Certificates who have not thereto fore complied with this Article II shall thereafter look only to Parent for payment of their claim for Merger Con sideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

          (g) No Liability. None of Parent, FDC, R&B or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any cash payable to the holder of such Certificate pursuant to this Article II or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental body or authority) any such Merger Consideration or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the related Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

          (h) Investment of Exchange Fund. The Exchange
Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Cer tificate to be lost, stolen or destroyed and, if required by the related Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving

Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.


                         ARTICLE III

                         Governance

          Section 1 Board of Directors of Parent. The Board of Directors of Parent shall have 10 members and shall be divided into three classes, Class I, Class II and Class III, with the term of Class I expiring at Parent's first annual meeting following the Effective Time (the "Annual Meeting"), the term of Class II expiring one year following the Annual Meeting and the term of Class III expiring two years following the Annual Meeting. The Board of Directors of each of R&B and FDC shall select from among the current members of the Board of Directors of R&B and FDC, respectively, five individuals for nomination as directors of Parent. If an individual so selected consents to serve as a director, such individual shall be elected as a director of Parent, effective as of the Effective Time, for a term expiring at Parent's next annual meeting of stockholders following the Effective Time at which the term of the class to which such director belongs expires, subject to being renominated as a director at the discre tion of Parent's Board of Directors. Two designees of FDC and one designee of R&B shall be in Class I, two designees of R&B and one designee of FDC shall be in Class II, and Mr. Loyd, one other designee of R&B, Mr. Webster and one other designee of FDC shall be in Class III. Each commit tee of the Board of Directors shall consist of an equal number of designees of FDC and of R&B.

          Section 2 Key Executive Officers of Parent.
Immediately following the Effective Time, Mr. Paul B. Loyd shall be the Chairman of the Board of Parent, and Mr. Steven
A. Webster shall be the Chief Executive Officer and President of Parent. Mr. Loyd shall also be the Chairman and Chief Executive Officer of Reading & Bates Development Co. ("Devco").

          Section 3 Name. Effective as of the Effective Time the name of Parent shall be R&B Falcon Corporation. FDC and R&B agree that, after the Effective Time, Parent will, in connection with its business operations, use the name "Falcon" in connection with its domestic operations and the name "Reading & Bates" in connection with its international and deep water operations.


                         ARTICLE IV

            Representations and Warranties of R&B

          Except as set forth on the Disclosure Schedule delivered by R&B to FDC prior to the execution of this Agreement (the "R&B Disclosure Schedule"), R&B represents and warrants to FDC that:

          Section 1 Organization, Qualification, Etc. R&B is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on R&B. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to R&B or Parent, as the case may be, means such state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of R&B and its Subsidiaries (as defined in Sec tion 10.11), taken as a whole, or Parent and its Subsidiar ies, taken as a whole, as the case may be. The copies of R&B's certificate of incorporation and by-laws which have been delivered to FDC are complete and correct and in full force and effect on the date hereof. Each of R&B's Significant Subsidiaries (as defined in Section 10.11) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on R&B. All the outstanding shares of capital stock of, or other ownership interests in, R&B's Significant Subsidiaries are validly issued, fully paid and non-assessable and are owned by R&B, directly or indirectly, free and clear of all liens, claims, charges or encumbrances, except for restrictions contained in credit agreements and similar instruments to which R&B is a party under which no event of default has occurred or arisen. There are no existing options, rights of first refusal, preemptive rights, calls or commitments of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Significant Subsidiary of R&B other than options to purchase common stock of Devco issued pursuant to the Reading & Bates Development Co. 1997 Incentive Plan (the "Devco Plan").

          Section 2 Capital Stock. The authorized stock of R&B consists of 425,000,000 shares of common stock, par value $.05 per share ("R&B Common Stock"), 10,000,000 shares of preferred stock, par value $1.00 per share ("R&B Preferred Stock"), of which 1,000,000 shares have been designated as Series B Junior Participating Preferred Stock ("R&B Series B Preferred Stock") and 285 shares of Class A Cumulative Convertible Capital Stock, no par value ("R&B Class A Stock"). As of June 30, 1997, 72,061,079 shares of R&B Common Stock, and 60 shares of R&B Class A Stock were issued and outstanding and no shares of R&B Preferred Stock were issued or outstanding. All the outstanding shares of R&B Common Stock have been validly issued and are fully paid and non-assessable. As of July 10, 1997, there were no outstanding subscriptions, options, warrants, rights or other arrangements or commitments obligating R&B to issue any shares of its stock other than:

          (a) rights to acquire shares of R&B Series B
Preferred Stock pursuant to the Rights Agreement, dated as of March 15, 1995, between R&B and American Stock Transfer &
Trust Company (the "R&B Rights Plan");

          (b) rights to convert shares of R&B Class A Stock into an aggregate of 81 shares of R&B Common Stock;

          (c) options and other rights to receive or acquire 2,567,400 shares of R&B Common Stock granted on or prior to July 10, 1997, pursuant to employee incentive or benefit plans, programs and arrangements and non-employee director plans; and

          (d) rights to acquire shares of R&B Common Stock upon conversion of R&B's 8% Senior Subordinated Convertible
Debentures due December 31, 1998.

          Except for the issuance of shares of R&B Common
Stock pursuant to the options and other rights referred to in clauses 4.2(b), (c) and (d), since June 30, 1997, no shares of R&B Common Stock or R&B Preferred Stock have been issued.

          Section 3 Corporate Authority Relative to this Agreement; No Violation. R&B has the corporate power and authority to enter into this Agreement and the R&B Stock Option Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the R&B Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of R&B and, except for the adoption of this Agreement by its stockholders, no other corporate proceed ings on the part of R&B are necessary to authorize the consummation of the transactions contemplated hereby and thereby. The Board of Directors of R&B has taken all appropriate action so that none of Parent, R&B or SubR will be an "interested stockholder" within the meaning of Section 203 of the DGCL by virtue of Parent, R&B and SubR entering into this Agreement or R&B entering into the R&B Stock Option Agreement and consummating the transactions contemplated hereby and thereby. The Board of Directors of R&B has determined that the transactions contemplated by this Agreement and the R&B Stock Option Agreement are in the best interest of R&B and its stockholders and to recom mend to such stockholders that they adopt this Agreement. This Agreement and the R&B Stock Option Agreement have been duly and validly executed and delivered by R&B and, assuming this Agreement and the R&B Stock Option Agreement, as applicable, constitutes a valid and binding agreement of the other parties hereto and thereto, this Agreement and the R&B Stock Option Agreement constitute valid and binding agreements of R&B, enforceable against R&B in accordance with their terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganiza tion, moratorium or similar laws affecting creditors' rights generally, or by principles governing the avail ability of equitable remedies). R&B is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated by its executing or, subject to the adoption of this Agreement by its stockholders, carrying out the transactions contemplat ed by this Agreement and the R&B Stock Option Agreement, except for any breaches or violations which would not, individually or in the aggregate, have a Material Adverse Effect on R&B. Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Section 4043 of ERISA (as defined in Section 4.8), and any non-United States competi tion, antitrust and investment laws and the securities or blue sky laws of the various states (collectively, the "R&B Required Approvals"), no authorization, consent or approval of, or filing with, any governmental body or authority is necessary for the consummation by R&B of the transactions contemplated by this Agreement, except for such authori zations, consents, approvals or filings, the failure to obtain or make which would not, individually or in the aggregate, have a Material Adverse Effect on R&B or substantially impair or delay the consummation of the transactions contemplated hereby.

          Section 4 Reports and Financial Statements. R&B has previously furnished to FDC true and complete copies of:

          (a) R&B's Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for each of the years ended December 31, 1994 through 1996;

          (b) R&B's Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 1997;

          (c) each definitive proxy statement filed by R&B with the SEC since December 31, 1994;

          (d) each final prospectus filed by R&B with the SEC since December 31, 1994, except any final prospectus on Form S-8; and

          (e) all Current Reports on Form 8-K filed by R&B with the SEC since January 1, 1997.

          As of their respective dates, such reports, proxy statements and prospectuses (collectively, the "R&B SEC Re ports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any R&B SEC Report has been revised or superseded by a later filed R&B SEC Report, none of the R&B SEC Reports contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited con solidated financial statements and unaudited consolidated interim financial statements included in the R&B SEC Reports (including any related notes and schedules) fairly present the financial position of R&B and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since January 1, 1996, R&B has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

          Section 5 No Undisclosed Liabilities. Neither R&B nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, con tingent or otherwise, except (a) liabilities or obligations reflected in the R&B SEC Reports filed prior to the date hereof ("R&B Filed SEC Reports") and (b) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on R&B.

          Section 6 No Violation of Law. The businesses of R&B and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority (provided that no repre sentation or warranty is made in this Section 4.6 with respect to Environmental Laws (as hereinafter defined)) except (a) as described in the R&B Filed SEC Reports and (b) for violations or possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on R&B.

          Section 7 Environmental Laws and Regulations. Except as described in the R&B Filed SEC Reports, (a) R&B and each of its Subsidiaries is in compliance with all applicable international, federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), which compliance includes, but is not limited to, the possession by R&B and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on R&B; (b) neither R&B nor any of its Subsidiaries has received written notice of, or, to the knowledge of R&B, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any Person asserting an obligation to conduct investigations or clean-up activities under Environmental Law or alleging liability under or non-compliance with any Environmental Law (collectively, "Environmental Claims") which would, individually or in the aggregate, have a Material Adverse Effect on R&B; and (c) to the knowledge of R&B, there are no facts, circumstances or conditions in connection with the operation of its business or any currently or formerly owned, leased or operated facilities that are reasonably likely to lead to any such Environmental Claims in the future.

          Section 8 No Undisclosed Employee Benefit Plan Liabilities or Severance Arrangements. Except as described in the R&B Filed SEC Reports, all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), main tained or contributed to by R&B or its Subsidiaries are in compliance with all applicable provisions of ERISA and the Code, and R&B and its Subsidiaries do not have any liabilities or obligations with respect to any such employee benefit plans, whether or not accrued, contingent or otherwise, except (a) as described in the R&B Filed SEC Reports, and (b) for instances of noncompliance or liabili ties or obligations that would not, individually or in the aggregate, have a Material Adverse Effect on R&B. No em ployee of R&B will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any employee incentive or benefit plan, program or arrangement as a result of the transactions contemplated by this Agreement.

          Section 9 Absence of Certain Changes or Events. Other than as disclosed in the R&B Filed SEC Reports, since December 31, 1996 the businesses of R&B and its Subsid iaries have been conducted in all material respects in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would have, a Material Adverse Effect on R&B.

          Section 10 Litigation. Except as described in the R&B Filed SEC Reports, there are no actions, suits or proceedings pending (or, to R&B's knowledge, threatened) against or affecting R&B or its Subsidiaries, or any of their respective properties at law or in equity, or before any federal, state, local or foreign governmental body or authority, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on R&B.

          Section 11 Joint Proxy Statement; Registration Statement; Other Information. None of the information with respect to R&B or its Subsidiaries to be included in the Joint Proxy Statement or the Registration Statement (as defined in Section 7.3(a)(i)) will, in the case of the Joint Proxy Statement or any amendments thereof or sup plements thereto, at the time of the mailing of the Joint Proxy Statement or any amendments or supplements thereto, and at the time of the R&B Meeting and the FDC Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by R&B with respect to information supplied in writing by FDC or any affiliate of FDC specifi cally for inclusion in the Joint Proxy Statement. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letters to stockholders, notices of meeting, joint proxy statement and forms of proxies to be distributed to stockholders in connection with the Mergers and any sched ules required to be filed with the SEC in connection therewith are collectively referred to herein as the "Joint Proxy Statement".

          Section 12 R&B Rights Plan. Under the terms of the R&B Rights Plan, as amended prior to the execution of this Agreement and the R&B Option Agreement, the transac tions contemplated by this Agreement will not cause a Distribution Date (as such term is defined in the FDC Rights Plan) to occur or cause the rights issued pursuant to the R&B Rights Plan to become exercisable. R&B shall cause the R&B Rights Plan to be amended such that the "Final Expiration Date" (as defined in the R&B Rights Plan) shall occur immediately prior to the Effective Time.

          Section 13 Lack of Ownership of FDC Common Stock.
Except for the FDC Option, neither R&B nor any of its Subsidiaries owns any shares of FDC Common Stock or other securities convertible into shares of FDC Common Stock
(exclusive of any shares owned by R&B's employee benefit plans).

          Section 14 Tax Matters. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of R&B, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which R&B or any of its Subsidiaries (i) is a member (a "Current R&B Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax relates to a taxable period ending on a date within the last six years (a "Past R&B Group", together with Current R&B Groups, an "R&B Affiliated Group") have been timely filed, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Material Adverse Effect on R&B (it being understood that the representations made in this Section, to the extent that they relate to Past R&B Groups, are made to the knowledge of R&B). All Taxes due and owing by R&B, any Subsidiary of R&B or any R&B Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on R&B. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by R&B, any Subsidiary of R&B or any R&B Affiliated Group which would, individually or in the aggregate, have a Material Adverse Effect on R&B. All assessments for Taxes due and owing by R&B, any Subsidiary of R&B or any R&B Affiliated Group with respect to complet ed and settled examinations or concluded litigation have been paid. As soon as practicable after the public announcement of the execution of the Merger Agreement, R&B will provide FDC with written schedules of
(i) the taxable years of R&B for which the statutes of limitations with respect to federal income Taxes have not expired, and (ii) with respect to federal income Taxes, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. R&B and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on R&B.

          (b) Neither R&B nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Mergers from consti tuting transactions described in Sections 351 and/or 368(a) of the Code.

          (c) Any amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contem plated by this Agreement by any employee, officer or director of R&B or any of its affiliates who is a "dis qualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employee benefit plan or other compensation arrangement currently in effect would not be characterized as an "excess parachute payment" or a "parachute payment" (as such terms are defined in Section 280G(b)(1) of the Code).

          For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, includ ing, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensa tion, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimat ed Tax.

          Section 15 Opinion of Financial Advisor. The Board of Directors of R&B has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, substantially to the effect that, as of such date, the R&B Merger Consideration is fair to the holders of R&B Common Stock from a financial point of view.

          Section 16 Required Vote of R&B Stockholders. The affirmative vote of the holders of shares of R&B Common
Stock and R&B Class A Stock representing a majority of the votes entitled to be cast by the holders of the outstanding shares of R&B Common Stock and R&B Class A Stock, voting together as a class (the "R&B Stockholder Approval") is re quired to adopt the Merger Agreement. No other vote of the stockholders of R&B is required by law, the charter or by-laws of R&B or otherwise in order for R&B to consummate the R&B Merger and the transactions contemplated hereby and by the R&B Stock Option Agreement.

          Section 17 Pooling of Interests. To the knowledge of R&B, neither it nor any of its Subsidiaries has taken any action or failed to take any action which action or failure (without giving effect to any actions or failures to act by FDC or any of its Subsidiaries) would prevent the treatment of the transactions contemplated hereby as a pooling of interests for accounting purposes.


                          ARTICLE V

            Representations and Warranties of FDC

          Except as set forth on the Disclosure Schedule delivered by FDC to R&B prior to the execution of this Agreement (the "FDC Disclosure Schedule," together with the
R&B Disclosure Schedule, the "Disclosure Schedule"), FDC represents and warrants to R&B that:

          Section 1 Organization, Qualification, Etc. FDC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on FDC. The copies of FDC's Restated Certificate of Incorporation and by-laws which have been delivered to R&B are complete and correct and in full force and effect on the date hereof. Each of FDC's Significant Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on FDC. All the outstanding shares of capital stock of, or other ownership interests in, FDC's Significant Subsidiaries are validly issued, fully paid and non-assessable and are owned by FDC, directly or indirectly, free and clear of all liens, claims, charges or encumbranc es, except for restrictions contained in credit agreements and similar instruments to which FDC is a party under which no event of default has occurred or arisen. There are no existing options, rights of first refusal, preemptive rights, calls or commitments of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Significant Subsidiary of FDC.

          Section 2 Capital Stock. The authorized capital stock of FDC consists of 100,000,000 shares of common stock, par value $0.01 per share ("FDC Common Stock"), and 526,489 shares of preferred stock, no par value ("FDC Preferred Stock") of which 100,000 shares have been designated as Series C Junior Participating Preferred Stock ("FDC Series C Preferred Stock"). As of July 9, 1997, 79,164,944 shares (after giving effect to the two-for-one stock split referred to in Section 5.2(a)) of FDC Common Stock and no shares of FDC Preferred Stock were issued and outstanding, and no shares of FDC Common Stock were held in FDC's treasury. All the outstanding shares of FDC Common Stock have been validly issued and are fully paid and non- assessable. As of July 10, 1997, there were no outstanding subscriptions, options, warrants, rights or other arrange ments or commitments obligating FDC to issue any shares of its capital stock other than:

          (a) shares of FDC Common Stock issuable to holders of record of FDC Common Stock on July 9, 1997, to effect a two-for-one stock split;

          (b) rights ("FDC Rights") to acquire shares of FDC
Series C Preferred Stock pursuant to the Rights Agreement, dated as of June 25, 1997, between FDC and

American Stock Transfer & Trust Company (the "FDC Rights
Plan") to be distributed to holders of record of FDC Common
Stock on July 16, 1997; and

          (c) options and other rights to receive or acquire 1,171,878 shares (after giving effect to the two- for-one stock split referred to in Section 5.2(a)) of FDC Common Stock granted on or prior to July 10, 1997, pursuant to employee incentive or benefit plans, programs and arrangements and non-employee director plans.

          Except for the issuance of shares of FDC Common
Stock pursuant to the options and other rights referred to in clause 5.2 (a), (b) and (c), since June 30, 1997, no shares of FDC Common Stock or FDC Preferred Stock have been issued.

          Section 3 Corporate Authority Relative to this Agreement; No Violation. FDC has the corporate power and authority to enter into this Agreement and the FDC Stock Option Agreement, and to carry out its obligations hereun der and thereunder. The execution and delivery of this Agreement and the FDC Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of FDC and, except for the adoption of this Agreement by its stockholders, no other corporate proceed ings on the part of FDC are necessary to authorize the consummation of the transactions contemplated hereby and thereby. The Board of Directors of FDC has taken all appropriate action so that none of Parent, FDC or SubF will be an "interested stockholder" within the meaning of Section 203 of the DGCL by virtue of Parent, FDC and SubF entering into this Agreement or FDC entering into the FDC Stock Option Agreement and consummating the transactions contemplated hereby and thereby. The Board of Directors of FDC has determined that the transactions contemplated by this Agreement are in the best interest of FDC and its stockholders and to recommend to such stockholders that they adopt this Agreement. This Agreement and the FDC Stock Option Agreement have been duly and validly executed and delivered by FDC and, assuming this Agreement and the FDC Stock Option Agreement, as applicable, constitutes a valid and binding agreement of the other parties hereto and thereto, this Agreement and the FDC Stock Option Agreement constitute valid and binding agreements of FDC, enforceable against FDC in accordance with their terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors, rights generally, or by principles governing the availability of equitable remedies). FDC is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated by its executing or, subject to the adoption of this Agreement by its stockholders, carrying out the transactions contemplated by this Agreement and the FDC Stock Option Agreement, except for any breaches or viola tions which would not, individually or in the aggregate, have a Material Adverse Effect on FDC. Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act, the Exchange Act, the HSR Act, The Shipping Act (46 U.S.C. ss.ss. 801 et seq), Section 4043 of ERISA and any non-United States competition, antitrust and investments laws and the securities or blue sky laws of the various states (collectively, the "FDC Required Approv als"), no authorization, consent or approval of, or filing with, any governmental body or authority is necessary for the consummation by FDC of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings, the failure to obtain or make which would not, individually or in the aggregate, have a Material Adverse Effect on FDC or substantially impair or delay the consummation of the transactions contemplated hereby.

          Section 4 Reports and Financial Statements. FDC has previously furnished to R&B true and complete copies of:

          (a) FDC's Annual Reports on Form 10-K filed with the SEC for each of the years ended December 31, 1994 through 1996;

          (b) FDC's Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 1997;

          (c) each definitive proxy statement filed by FDC with the SEC since December 31, 1994;

          (d) each final prospectus filed by FDC with the SEC since December 31, 1994, except any final prospectus on Form S-8; and

          (e) all Current Reports on Form 8-K filed by FDC with the SEC since January 1, 1997.

          As of their respective dates, such reports, proxy statements and prospectuses (collectively, "FDC SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any FDC SEC Report has been revised or superseded by a later filed FDC SEC Report, none of the FDC SEC Reports contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading. The audited consoli dated financial statements and unaudited consolidated interim financial statements included in the FDC SEC Reports (including any related notes and schedules) fairly present the financial position of FDC and its consolidated Subsidiaries as of the dates thereof and the results of their operations and their cash flows for the periods or as of the dates then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since January 1, 1996, FDC has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

          Section 5 No Undisclosed Liabilities. Neither FDC nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contin gent or otherwise, except (a) liabilities or obligations reflected in the FDC SEC Reports filed prior to the date hereof ("FDC Filed SEC Reports") and (b) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on FDC.

          Section 6 No Violation of Law. The businesses of
FDC and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority (provided that no represen tation or warranty is made in this Section 5.6 with respect to Environmental Laws) except (a) as described in the FDC
Filed SEC Reports and (b) for violations or possible viola tions which would not, individually or in the aggregate, have a Material Adverse Effect on FDC.

          Section 7 Environmental Laws and Regulations. Except as described in the FDC Filed SEC Reports, (a) FDC and each of its Subsidiaries is in compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by FDC and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on FDC; (b) neither FDC nor any of its Subsidiaries has received written notice of, or, to the knowledge of FDC, is the subject of, any Environmental Claims which would, individu ally or in the aggregate, have a Material Adverse Effect on FDC; and
(c) to the knowledge of FDC, there are no facts, circumstances or conditions in connection with the opera tion of its business or any currently or formerly owned, leased or operated facilities that are reasonably likely to lead to any such Environmental Claims in the future.

          Section 8 No Undisclosed Employee Benefit Plan Liabilities or Severance Arrangements. Except as described in the FDC Filed SEC Reports, all "employee benefit plans," as defined in Section 3(3) of ERISA, maintained or contributed to by FDC or its Subsidiaries are in compliance with all applicable provisions of ERISA and the Code, and FDC and its Subsidiaries do not have any liabilities or obligations with respect to any such employee benefit plans, whether or not accrued, contingent or otherwise, except (a) as described in the FDC Filed SEC Reports and (b) for instances of non-compliance or liabilities or obligations that would not, individually or in the aggre gate, have a Material Adverse Effect on FDC. No employee of FDC will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any employee incentive or benefit plan, program or arrangement as a result of the transactions contemplated by this Agreement.

          Section 9 Absence of Certain Changes or Events. Other than as disclosed in the FDC Filed SEC Reports, since December 31, 1996 the businesses of FDC and its Subsidiaries have been conducted in all material respects in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would have, a Material Adverse Effect on FDC.

          Section 10 Litigation. Except as described in the FDC Filed SEC Reports or previously disclosed in writing to R&B, there are no actions, suits or proceedings pending (or, to FDC's knowledge, threatened) against or affecting FDC or its Subsidiaries, or any of their respec tive properties at law or in equity, or before any federal, state, local or foreign governmental body or authority which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on FDC.

          Section 11 Joint Proxy Statement; Registration Statement; Other Information. None of the information with respect to FDC to be included in the Joint Proxy Statement or the Registration Statement will, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement or any amendments or supplements thereto, and at the time of the R&B Meeting and the FDC Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by FDC with respect to information supplied in writing by R&B or any affiliate of R&B specifi cally for inclusion in the Joint Proxy Statement. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

          Section 12 Lack of Ownership of R&B Common Stock.
Except for the R&B Option, neither FDC nor any of its Subsidiaries owns any shares of R&B Common Stock or other securities convertible into shares of R&B Common Stock
(exclusive of any shares owned by FDC's employee benefit plans).

          Section 13 FDC Rights Plan. Under the terms of the FDC Rights Plan, as amended prior to the execution of this Agreement and the FDC Option Agreement, the transac tions contemplated by this Agreement will not cause a Distribution Date (as such term is defined in the FDC Rights Plan) to occur or cause the rights issued pursuant to the FDC Rights Plan to become exercisable.

          Section 14 Tax Matters. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of FDC, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which FDC or any of its Subsidiaries (i) is a member (a "Current FDC Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax relates to a taxable period ending on a date within the last six years (a "Past FDC Group", together with Current FDC Groups, a "FDC Affiliated Group") have been timely filed, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Material Adverse Effect on FDC (it being understood that the representations made in this Section, to the extent that they relate to Past FDC Groups, are made to the knowledge of FDC). All Taxes due and owing by FDC, any Subsidiary of FDC or any FDC Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on FDC. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by FDC, any Subsidiary of FDC or any FDC Affiliated Group which would, individually or in the aggregate, have a Material Adverse Effect on FDC. All assessments for Taxes due and owing by FDC, any Subsidiary of FDC or any FDC consolidated group with respect to completed and settled examinations or concluded litigation have been paid. As soon as practicable after the public announcement of the execution of the Merger Agreement, FDC will provide R&B with written schedules of (i) the taxable years of FDC for which the statutes of limitations with respect to federal income Taxes have not expired, and (ii) with respect to federal income Taxes, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. FDC and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on FDC.

          (b) Neither FDC nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Mergers from consti tuting transactions described in Sections 351 and/or 368(a) of the Code.

          (c) Any amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contem plated by this Agreement by any employee, officer or director of FDC or any of its affiliates who is a "dis qualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employee benefit plan or other compensation arrangement currently in effect would not be characterized as an "excess parachute payment" or a "parachute payment" (as such terms are defined in Section 280G(b)(1) of the Code).

          Section 15 Opinion of Financial Advisor. The Board of Directors of FDC has received the opinion of Credit Suisse First Boston Corporation dated the date of this Agreement that, as of such date and based upon and subject to the matters set forth therein, the FDC Merger Consideration was fair to FDC's stockholders from a finan cial point of view.

          Section 16 Required Vote of FDC Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of FDC Common Stock (the "FDC Stockhold er Approval") is required to adopt the Merger Agreement. No other vote of the stockholders of FDC is required by law, the charter or by-laws of FDC or otherwise in order for FDC to consummate the FDC Merger and the transactions contemplated hereby and by the FDC Stock Option Agreement.

          Section 17 Pooling of Interests. To the knowledge of FDC, neither it nor any of its Subsidiaries has taken any action or failed to take any action which action or failure (without giving effect to any actions or failures to act by R&B or any of its Subsidiaries) would prevent the treatment of the transactions contemplated hereby as a pooling of interests for accounting purposes.


                         ARTICLE VI

                  Covenants and Agreements

          It is further agreed as follows:

          Section 1 Conduct of Business by R&B and FDC. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1 (the "Termina tion Date"), and except as may be agreed in writing by the other parties hereto or as may be permitted pursuant to this
Agreement:

          (a) R&B:

          (i) shall, and shall cause each of its Subsid iaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as heretofore conducted;

          (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its business organizations and goodwill (except that any of its Subsidiaries may be merged with or into, or be consolidated with any of its other
Subsidiaries or may be liquidated into R&B or any of its Subsidiaries), keep available the services of its current officers and other key employees and preserve its relation ships with those persons having business dealings with R&B and its Subsidiaries;

          (iii) shall confer at such times as FDC may rea sonably request with one or more representatives of FDC to report material operational matters and the general status of ongoing operations (to the extent FDC reasonably requires such information);

          (iv) shall notify FDC of any emergency or other change in the normal course of its or its Subsidiaries, respective businesses or in the operation of its or its Subsidiaries, respective properties and of any complaints or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on R&B;

          (v) shall not, and shall not (except in the ordinary course of business consistent with past practice) permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock (other than Arcade Drilling AS ("Arcade") in accordance with and to the extent permitted by the Facility Agreement, dated as of February 21, 1991, as amended to date, between Arcade, Chase Investment Bank Limited, The Chase Manhattan Bank, N.A., and the other parties thereto);

          (vi) shall not, and shall not permit any of its Subsidiaries to, except (i) in the ordinary course of business consistent with past practice or (ii) as otherwise provided in this Agreement, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers or enter into, adopt or amend any bonus, deferred compensation, stock purchase, stock option, pension, retirement or other employee benefit plan, program, agreement or arrangement ("Plan") other than with respect to the previously authorized grants of options under the Devco Plan;

          (vii) shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an inten tion to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the R&B Merger and any mergers, consolidations or business combinations with R&B's Subsid iaries entered into in the ordinary course of business consistent with past practice), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case not in the ordinary course of business;

          (viii) shall not propose or adopt any amendments to its corporate charter or by-laws;

          (ix) shall not, and shall not permit any of its Significant Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of their capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except as specifically set forth in
Section 4.2 and the R&B Disclosure Schedule relating thereto and except with respect to the previously authorized grants of options under the Devco Plan;

          (x) shall not, and shall not permit any of its Subsidiaries to, except in the ordinary course of business in connection with employee incentive and benefit plans, programs or arrangements in existence on the date hereof, purchase or redeem any shares of its stock (other than R&B Class A Stock) or any rights, warrants or options to acquire any such shares;

          (xi) shall not, and shall not permit any of its Subsidiaries to, take any actions which would, or would be reasonably likely to, prevent accounting for the Mergers in accordance with the pooling of interests method of account ing under the requirements of Opinion No. 16 "Business
Combinations" of the Accounting Principles Board of the American Institute of Certified Public Accountants, as amended by applicable pronouncements by the Financial
Accounting Standards Board ("APB No. 16");

          (xii) shall not, and shall not permit any of its Subsidiaries to, incur, assume or prepay any indebtedness or any other material liabilities, other than in the ordi nary course of business consistent with past practice (except that R&B shall have the right to conclude defini tive agreements, and financing and liens related thereto, with respect to: (a) agreements in principle with Shell Deepwater Development Inc. with respect to the acquisition of an RBS-6 design semi-submersible drilling unit and with Statoil with respect to a deepwater drillship; and (b) financings (and related guarantees and liens) for two joint ventures with affiliates of Conoco Inc. for two deepwater drillships and Maritime Administration Title XI financing for the upgrade of RIG 41);

          (xiii) shall not sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice (except that R&B shall have the right to conclude definitive agreements, and financing and liens related thereto, with respect to: (a) agreements in principle with Shell Deepwater Development Inc. with respect to the acquisition of an RBS-6 design semi-submersible drilling unit and with Statoil with respect to a deepwater drillship; and (b) financings (and related guarantees and liens) for two joint ventures with affiliates of Conoco Inc. for two deepwater drillships and Maritime Administration Title XI financing for the upgrade of RIG
41);

          (xiv) shall not, and shall not permit any of its Subsidiaries to make any material Tax election or settle or compromise any material Tax liability, other than in connection with currently pending proceedings or other than in the ordinary course of business; and

          (xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would (y) make any representation or warranty in Article IV hereof untrue or incorrect or (z) result in any of the conditions to the Mergers set forth in Article VIII not being satisfied.

          (b) FDC:

          (i) shall, and shall cause each of its Subsid iaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as heretofore conducted;

          (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its business organizations and goodwill (except that any of its Subsidiaries may be merged with or into, or be consolidated with any of its other

Subsidiaries or may be liquidated into FDC or any of its Subsidiaries), keep available the services of its current officers and other key employees, and preserve its rela tionships with those persons having business dealings with FDC and its Subsidiaries;

          (iii) shall confer at such times as R&B may reasonably request with one or more representatives of R&B to report material operational matters and the general status of ongoing operations (to the extent R&B reasonably requires such information);

          (iv) shall notify R&B of any emergency or other change in the normal course of its or its Subsidiaries, respective businesses or in the operation of its or its Subsidiaries, respective properties and of any complaints or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on FDC;

          (v) shall not, and shall not (except in the ordinary course of business consistent with past practice) permit any of its Subsidiaries that is not wholly owned to, declare or pay any dividends on or make any distribution with respect to their outstanding shares of capital stock, other than in the case of FDC for the stock dividend to holders of record on July 9, 1997, and the distribution of Rights to holders of record on July 16, 1997;

          (vi) shall not, and shall not permit any of its Subsidiaries to, except (i) in the ordinary course of business consistent with past practice or (ii) as otherwise provided in this Agreement, enter into or amend any Plan;

          (vii) shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an inten tion to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the FDC Merger and any mergers, consolidations or business combinations with FDC's Subsid iaries entered into in the ordinary course of business consistent with past practice), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case not in the ordinary course of business;

          (viii) shall not propose or adopt any amendments to its corporate charter or by-laws;

          (ix) shall not, and shall not permit any of its Significant Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of their capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except as specifically set forth in
Section 5.2 and the FDC Disclosure Schedule relating thereto;

          (x) shall not, and shall not permit any of its Subsidiaries to, except in the ordinary course of business in connection with employee incentive and benefit plans, programs or arrangements in existence on the date hereof, purchase or redeem any shares of its stock or any rights, warrants or options to acquire any such shares;

          (xi) shall not, and shall not permit any of its Subsidiaries to, take any actions which would, or would be reasonably likely, to, prevent accounting for the Mergers in accordance with the pooling of interests method of accounting under the requirements of APB No. 16;

          (xii) shall not, and shall not permit any of its Subsidiaries to, incur, assume or prepay any indebtedness or any other material liabilities, other than in the ordi nary course of business consistent with past practice (except that FDC shall have the right to enter into a credit facility or facilities in an aggregate amount not to exceed $400 million (the "FDC Credit Facility"));

          (xiii) shall not sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice (except that in connection with the FDC Credit Facility, FDC shall have the right to subject its properties or assets to Liens);

          (xiv) shall not, and shall not permit any of its Subsidiaries to make any material Tax election or settle or compromise any material Tax liability, other than in connection with currently pending proceedings or other than in the ordinary course of business; and

          (xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would (y) make any representation or warranty in Article V hereof untrue or incorrect or (z) result in any of the conditions to the Mergers set forth in Article VII not being satis fied.

          Section 2 Investigation. Each of R&B and FDC shall afford to one another and to one another's officers, employees, accountants, counsel and other authorized representatives full and complete access during normal business hours, throughout the period prior to the earlier of the Effective Time or the date of termination of this Agreement, to its and its Subsidiaries' rigs, vessels, properties, contracts, commitments, books, and records (including but not limited to Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall use their reasonable best efforts to cause their respective representatives to furnish promptly to one another such additional financial and operating data and other information as to its and its Subsidiaries' respec tive businesses and properties as the other or its duly authorized representatives may from time to time reasonably request; provided, that nothing herein shall require either R&B or FDC or any of their respective Subsidiaries to disclose any information to the other that would cause significant competitive harm to such disclosing party or its affiliates if the transactions contemplated by this Agreement are not consummated. The parties hereby agree that each of them will treat any such information in accordance with the Confidentiality Agreements, dated as of April 29, 1997, between R&B and FDC (the "Confidentiality Agreements"). Notwithstanding any provision of this Agreement to the contrary, no party shall be obligated to make any disclosure in violation of applicable laws or regulations, including any such laws or regulations, including any such laws or regulations pertaining to the treatment of classified information.

          Section 3 Cooperation (a) R&B and FDC shall together, or pursuant to an allocation of responsibility to be agreed upon between them:

          (i) prepare and file with the SEC as soon as is reasonably practicable the Joint Proxy Statement and promptly prepare and cause Parent to file with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Parent Common Stock issuable in the Mergers (the "Registration Statement"), and shall use their reasonable best efforts to have the Joint Proxy Statement cleared by the SEC under the Exchange Act and the Regis tration Statement declared effective by the SEC under the Securities Act;

          (ii) as soon as is reasonably practicable cause Parent to take all such action as may be required under state blue sky or securities laws in connection with the issuance of shares of Parent Common Stock in the Mergers and as contemplated by this Agreement;

          (iii) promptly prepare and file with the NYSE and such other stock exchanges as shall be agreed upon listing applications covering the shares of Parent Common Stock issuable in the Mergers or upon exercise of R&B and FDC stock options, warrants, conversion rights or other rights or vesting or payment of other R&B and FDC equity- based awards and use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject only to official notice of issuance;

          (iv) cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein; and

          (v) cooperate with one another in obtaining opinions of Cravath, Swaine & Moore, counsel to R&B and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to FDC, dated as of the Effective Time, to the effect that the Mergers will constitute transactions described in Sections 351 and/or 368(a) of the Code. In connection therewith, each of R&B, FDC and Parent shall deliver to Cravath, Swaine & Moore and Skadden, Arps, Slate, Meagher & Flom LLP customary representation letters in form and substance reasonably satisfactory to such counsel and R&B and FDC shall use their reasonable best efforts to obtain any representation letters drafted by their counsel from their respective appropriate stockholders and shall deliver any such letters obtained to Cravath, Swaine & Moore and Skadden, Arps, Slate, Meagher & Flom LLP (the representa tion letters referred to in this sentence are collectively, the "Tax Certificates").

          (b) Subject to the limitations contained in
Section 6.2, R&B and FDC shall each furnish to one another and to one another's counsel all such information as may be required in order to effect the foregoing actions and each represents and warrants to the other that no information furnished by it in connection with such actions or other wise in connection with the consummation of the transac tions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in order to make any information so furnished, in light of the circumstances under which it is so furnished, not misleading.

          (c)(i) R&B shall cause the Joint Proxy Statement to be mailed to R&B's stockholders, and FDC shall cause the Joint Proxy Statement to be mailed to FDC's stockholders, in each case as promptly as practicable after the Registra tion Statement is declared effective under the Securities Act.

          (ii) R&B shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "R&B Stockholders Meeting") for the purpose of obtaining the R&B Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the adoption of this Agreement, the R&B Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing but subject to its rights to terminate this Agreement pursuant to Section 6.10(b), R&B agrees that its obligations pursuant to the first sentence of this Section 6.3(c)(ii) shall not be affected by the commencement, public proposal, public disclosure or communication to R&B of any R&B Takeover Proposal.

          (iii) FDC shall, as soon as practicable fol lowing the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the

"FDC Stockholders Meeting") for the purpose of obtaining the FDC Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the adoption of this Agreement, the FDC Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing but subject to its rights to terminate this Agreement pursuant to Section 6.11(b), FDC agrees that its obligations pursuant to the first sentence of this Section 6.3(c)(iii) shall not be affected by the commencement, public proposal, public disclosure or communication to FDC of any FDC Takeover Proposal.

          (iv) Each of FDC and R&B will use their best efforts to hold the R&B Stockholders Meeting and the FDC
Stockholders Meeting on the same date and as soon as practicable after the date hereof.

          (v) Each of FDC and R&B shall cause Parent to adopt this Agreement and take all additional actions as may be necessary to cause Parent to effect the transactions contemplated hereby.

          Section 4 Affiliate Agreements. (a) R&B shall, as soon as practicable, deliver to FDC a list (reasonably satisfactory to counsel for FDC), setting forth the names and addresses of all persons who will be, at the time of the R&B Meeting, in R&B's reasonable judgment, "affiliates" of R&B for purposes of Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling of interests accounting treatment. R&B shall furnish such information and documents as FDC may reason ably request for the purpose of reviewing such list. R&B shall use its reasonable best efforts to cause each person who is identified as an "affiliate" in the list furnished pursuant to this Section 6.4 to execute a written agreement on or prior to the mailing of the Joint Proxy Statement, in substantially the form of Exhibit A hereto.

          (b) FDC shall, as soon as practicable, deliver to R&B a list (reasonably satisfactory to counsel for R&B) setting forth the names and addresses of all persons who will be, at the time of the FDC Meeting, in FDC's reason able judgment, "affiliates" of FDC for purposes of Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling of interests accounting treatment. FDC shall furnish such information and docu ments as R&B may reasonably request for the purpose of reviewing such list. FDC shall use its reasonable best efforts to cause each person who is identified as an "affiliate" in the list furnished pursuant to this Section 6.4 to execute a written agreement on or prior to the mailing of the Joint Proxy Statement, in substantially the form of Exhibit B hereto.

          Section 5 R&B Employee Stock Options, Incentive and Benefit Plans. (a) Simultaneously with the R&B Merger,
(i) each outstanding option ("R&B Stock Options")(and related stock appreciation right ("R&B SAR"), if any) to purchase or acquire a share of R&B Common Stock under employee incentive or benefit plans, programs or arrange ments and non-employee director plans presently maintained by R&B ("R&B Option Plans") shall be converted into an option (together with a related stock appreciation right of Parent, if applicable) to purchase the number of shares of Parent Common Stock equal to 1.18 times the number of shares of R&B Common Stock which could have been obtained prior to the Effective Time upon the exercise of each such option, at an exercise price per share equal to the exercise price for each such share of R&B Common Stock subject to an option (and related R&B SAR, if any) under the R&B Option Plans divided by 1.18, and all references in each such option (and related R&B SAR, if any) to R&B shall be deemed to refer to Parent, where appropriate, and (ii) Parent shall assume the obligations of R&B under the R&B Option Plans. The other terms of each such option and R&B SAR, and the plans under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration.

          (b) Simultaneously with the R&B Merger, each outstanding award (including restricted stock, stock equivalents and stock units) ("R&B Award") under any employee incentive or benefit plans, programs or arrange ments and non-employee director plans presently maintained by R&B which provide for grants of equity-based awards shall be amended or converted into a similar instrument of Parent, in each case with such adjustments to the terms of such R&B Awards as are appropriate to preserve the value inherent in such R&B Awards with no detrimental effects on the holders thereof. The other terms of each R&B Award, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration. With respect to any restricted stock awards as to which the restrictions shall have lapsed on or prior to the Effective Time in accordance with the terms of the applicable plans or award agreements, shares of such previously restricted stock shall be converted in accordance with the provisions of
Section 2.2(b).

          (c) R&B agrees that employee incentive or benefit plans, programs and arrangements and non-employee director plans shall be amended, to the extent necessary and appropriate, to reflect the transactions contemplated by this Agreement, including, but not limited to the conversion of shares of R&B Common Stock held or to be awarded or paid pursuant to such benefit plans, programs or arrangements into shares of Parent Common Stock on a basis consistent with the transactions contemplated by this Agreement. The actions to be taken by R&B pursuant to this Section 6.5(c) shall include the submission by R&B of the amendments to the plans, programs or arrangements referred to herein to its stockholders at the R&B Meeting, if such submission is determined to be necessary or advisable by counsel to R&B; provided, however, that such approval shall not be a condition to the consummation of the R&B Merger.

          (d) FDC and R&B agree that each officer subject to an employment agreement set forth in Section 4.8 of the R&B Disclosure Schedule shall be treated by R&B as if such officer was involuntarily terminated without cause by R&B as of the Effective Time for purposes of such agreement and for purposes of any agreement relating to the purchase of options to purchase R&B Common Stock. FDC and R&B agree that R&B shall pay the total amount due under such agree ments to all such executive officers at the Effective Time. Notwithstanding the foregoing, following the Effective Time, Parent or R&B may offer continuing employment to any or all of the officers covered by such employment agree ments upon such terms and conditions as Parent or R&B deems appropriate.

          Section 6 FDC Employee Stock Options, Incentive and Benefit Plans. (a) Simultaneously with the FDC Merger,
(i) each outstanding option ("FDC Stock Options")(and related stock appreciation right ("FDC SAR"), if any) to purchase or acquire a share of FDC Common Stock under employee incentive or benefit plans, programs or arrange ments and non-employee director plans presently maintained by FDC ("FDC Option Plans") shall be converted into an option (together with a related stock appreciation right of FDC, if applicable) to purchase the number of shares of Parent Common Stock equal to the number of shares of FDC Common Stock which could have been obtained prior to the Effective Time upon the exercise of each such option, at an exercise price per share equal to the exercise price for each such share of FDC Common Stock subject to an option (and related FDC SAR, if any) under the FDC Option Plans, and all references in each such option (and related FDC SAR, if any) to FDC shall be deemed to refer to Parent, where appropriate, and (ii) Parent shall assume the obligations of FDC under the FDC Option Plans. The other terms of each such option and FDC SAR, and the plans under which they were issued, shall continue to apply in accor dance with their terms, including any provisions providing for acceleration.

          (b) Simultaneously with the FDC Merger, each outstanding award (including restricted stock, stock equivalents and stock units) ("FDC Award") under any employee incentive or benefit plans, programs or arrange ments and non-employee director plans presently maintained by FDC which provide for grants of equity-based awards shall be amended or converted into a similar instrument of Parent, in each case with such adjustments to the terms of such FDC Awards as are appropriate to preserve the value inherent in such FDC Awards with no detrimental effects on the holders thereof. The other terms of each FDC Award, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration. With respect to any restricted stock awards as to which the restrictions shall have lapsed on or prior to the Effective Time in accordance with the terms of the applicable plans or award agreements, shares of such previously restricted stock shall be converted in accordance with the provisions of Section 2.1(b).

          (c) FDC agrees that its employee incentive or benefit plans, programs and arrangements and non-employee director plans shall be amended, to the extent necessary and appropriate, to reflect the transactions contemplated by this Agreement, including, but not limited to the conversion of shares of FDC Common Stock held or to be awarded or paid pursuant to such benefit plans, programs or arrangements into shares of Parent Common Stock on a basis consistent with the transactions contemplated by this Agreement. The actions to be taken by FDC pursuant to this
Section 6.6(c) shall include the submission by FDC of the amendments to the plans, programs or arrangements referred to herein to its stockholders at the FDC Meeting, if such submission is determined to be necessary or advisable by counsel to FDC; provided, however, that such approval shall not be a condition to the consummation of the FDC Merger.

          Section 7 Filings; Other Action. Subject to the terms and conditions herein provided, R&B and FDC shall (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act, (b) use reasonable efforts to cooperate with one another in (i) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third party or other governmental or regulatory bodies or authorities of federal, state, local and foreign jurisdictions in con nection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (ii) timely making all such filings and timely seeking all such consents, permits, authoriza tions or approvals, and (c) use reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including, without limitation, taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities or competition authori ties of any other nation or other jurisdiction or any other person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby and to ensure that it is a "poolable entity" eligible to participate in a transaction to be accounted for under the pooling of interests method of accounting.

          Section 8 Further Assurances. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of R&B and FDC shall take all such necessary action.

          Section 9 Takeover Statute. If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of R&B and FDC and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

          Section 10 No Solicitation by R&B. (a) R&B shall not, nor shall it authorize or permit any of its directors or officers or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any R&B Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any R&B Takeover Proposal; provided, however, that if, at any time during the 20 business days prior to the publicly announced date of the R&B Stockhold ers Meeting (as defined in Section 6.3(c)(ii)) (the "R&B Applicable Period"), the Board of Directors of R&B deter mines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to R&B's stockholders under applicable law, R&B may, in response to an R&B Superior Proposal (as defined in Section 6.10(b)) which was not solicited by it or which did not otherwise result from a breach of this Section 6.10(a), and subject to providing prior written notice of its decision to take such action to FDC (the "R&B Notice") and compliance with Section 6.10(c), for a period of five business days following delivery of the R&B Notice (x) furnish information with respect to R&B and its subsidiaries to any person making an R&B Superior Proposal pursuant to a customary confidentiality agreement (as determined by R&B after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such R&B Superior Proposal. For purposes of this Agreement, "R&B Takeover Proposal" means any inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) from any person relating to any direct or indirect acquisition or purchase of a business or shares of any class of equity securities of R&B or any of its subsidiaries (other than Devco), any tender offer or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of R&B or any of its subsidiaries (other than Devco), or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving R&B or any of its subsid iaries (other than Devco), other than the transactions contemplated by this Agreement. R&B shall be permitted to deliver only one R&B Notice with respect to each person making an R&B Superior Proposal.

          (b) Except as expressly permitted by this Sec tion 6.10, neither the Board of Directors of R&B nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to FDC, the approval or recommendation by such Board of Directors or such committee of the R&B Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any R&B Takeover Proposal, or (iii) cause R&B to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "R&B Acquisition Agreement") related to any R&B Takeover Proposal. Notwithstanding the foregoing, in the event that during the R&B Applicable Period the Board of Directors of R&B determines in good faith that there is a substantial probability that the adoption of this Agreement by holders of R&B Common Stock will not be obtained due to the existence of an R&B Superior Proposal, the Board of Direc tors of R&B may (subject to this and the following sen tences) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause R&B to enter into any R&B Acquisition Agreement with respect to any R&B Superior Proposal), but only at a time that is during the R&B Applicable Period and is after the fifth business day following FDC's receipt of written notice advising FDC that the Board of Directors of R&B is prepared to accept an R&B Superior Proposal, specifying the material terms and conditions of such R&B Superior Proposal and identifying the person making such R&B Superior Proposal. For purposes of this Agreement, a "R&B Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, all outstanding shares of R&B Common Stock then outstanding or all or substantially all of the assets of R&B and otherwise on terms which the Board of Directors of R&B determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to R&B's stock holders than the R&B Merger and for which financing, to the extent required, is then committed or as to which the Board of Directors of R&B has received a "highly confident letter" from a nationally recognized investment bank or financial institution.

          (c) In addition to the obligations of R&B set forth in paragraphs (a) and (b) of this Section 6.10, R&B shall immediately advise FDC orally and in writing of any request for information or of any R&B Takeover Proposal, the material terms and conditions of such request or R&B Takeover Proposal and the identity of the person making such request or R&B Takeover Proposal. R&B will keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or R&B Takeover Proposal.

          (d) Nothing contained in this Section 6.10 shall prohibit R&B from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to R&B's stockholders if, in the good faith judgment of the Board of Directors of R&B, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that neither R&B nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement, the R&B Merger, the issuance of Parent Common
Stock in connection with the R&B Merger, or approve or recommend, or propose publicly to approve or recommend, an R&B Takeover Proposal.

          Section 11 No Solicitation by FDC. (a) FDC shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any FDC Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any FDC Takeover Proposal; provided, however, that if, at any time during the 20 business days prior to the publicly announced date of the FDC Stockholders Meeting (as defined in Section 6.3(c)(iii) (the "FDC Applicable Period"), the Board of Directors of FDC determines in good faith, after consulta tion with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to FDC's stock holders under applicable law, FDC may, in response to an FDC Superior Proposal (as defined in Section 6.11(b)) which was not solicited by it or which did not otherwise result from a breach of this Section 6.11(a), and subject to providing prior written notice of its decision to take such action to R&B (the "FDC Notice") and compliance with Section 6.11(c), for a period of five business days follow ing delivery of the FDC Notice (x) furnish information with respect to FDC and its subsidiaries to any person making an FDC Superior Proposal pursuant to a customary confidential ity agreement (as determined by FDC after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such FDC Superior Proposal. For purposes of this Agreement, "FDC Takeover Proposal" means any inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) from any person relating to any direct or indirect acquisi tion or purchase of a business, or shares of any class of equity securities of FDC or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owing any class of equity securities of FDC or any of its subsidiaries, or any merger, consolidation, business combination, recapitaliza tion, liquidation, dissolution or similar transaction involving FDC or any of its subsidiaries, other than the transactions contemplated by this Agreement. FDC shall be permitted to deliver only one FDC Notice with respect to each person making an FDC Superior Proposal.

          (b) Except as expressly permitted by this Sec tion 6.11, neither the Board of Directors of FDC nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to FDC, the approval or recommendation by such Board of Directors or such committee of the FDC Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any FDC Takeover Proposal, or (iii) cause FDC to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "FDC Acquisition Agreement") related to any FDC Takeover Proposal. Notwithstanding the foregoing, in the event that during the FDC Applicable Period the Board of Directors of FDC determines in good faith that there is a substantial probability that the adoption of this Agreement by holders of FDC Common Stock will not be obtained due to the existence of an FDC Superior Proposal, the Board of Direc tors of FDC may (subject to this and the following sen tences) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause FDC to enter into any FDC Acquisition Agreement with respect to any FDC Superior Proposal), but only at a time that is during the FDC Applicable Period and is after the fifth business day following R&B's receipt of written notice advising R&B that the Board of Directors of FDC is prepared to accept an FDC Superior Proposal, specifying the material terms and conditions of such FDC Superior Proposal and identifying the person making such FDC Superior Proposal. For purposes of this Agreement, a "FDC Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, all outstanding shares of FDC Common Stock then outstanding or all or substantially all the assets of FDC and otherwise on terms which the Board of Directors of FDC determine in its good faith judgement (based on the advice of a financial adviser of nationally recognized reputation) to be more favorable to FDC's stock holders than the FDC Merger and for which financing, to the extent required, is then committed or as to which the Board of Directors of FDC has received a "highly confident letter" from a nationally recognized investment bank or financial institution.

          (c) In addition to the obligations of FDC set forth in paragraphs (a) and (b) of this Section 6.11, FDC shall immediately advise R&B orally and in writing of any request for information or of any FDC Takeover Proposal, the material terms and conditions of such request or FDC Takeover Proposal and the identity of the person making such request or FDC Takeover Proposal. FDC will keep R&B reasonably informed of the status and details (including amendments or proposed amendments) of any such request or FDC Takeover Proposal.

          (d) Nothing contained in this Section 6.11, shall prohibit FDC from taking and disclosing to its stock holders a position contemplated by Rule 14e-2(a) promul gated under the Exchange Act or from making any disclosure to FDC's stockholders if, in the good faith judgement of the Board of Directors of FDC, after consultation with outside counsel, failure so to disclose would be inconsis tent with its obligations under applicable law; provided, however, that neither FDC nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement, the FDC Merger, the issuance of Parent Common Stock in connection with the FDC Merger, or approve or recommend, or propose publicly to approve or recommend, an FDC Takeover Proposal.

          Section 12 Public Announcements. R&B and FDC will consult with and provide each other the opportunity to review and comment upon any press release prior to the issuance of any press release relating to this Agreement or the transactions contemplated herein and shall not issue any such press release prior to such consultation except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange.

          Section 13 Indemnification and Insurance.
     (a) Parent agrees that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "R&B Indemnified Par ties") of R&B as provided in its charter or by-laws or in any agreement shall survive the R&B Merger and shall continue in full force and effect in accordance with their terms. For six years from the Effective Time, Parent shall indemnify the R&B Indemnified Parties to the same extent as such R&B Indemnified Parties are entitled to indemnifica tion pursuant to the preceding sentence.

          (b) For three years from the Effective Time, Parent shall maintain in effect R&B's current directors' and officers' liability insurance policy (the "R&B Policy") covering those persons who are currently covered by the R&B Policy (a copy of which has been heretofore delivered to Parent); provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by R&B for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (c) Parent agrees that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "FDC Indemnified Par ties") of FDC as provided in its charter or by-laws or in any agreement shall survive the FDC Merger and shall continue in full force and effect in accordance with their terms. For six years from the Effective Time, Parent shall indemnify the FDC Indemnified Parties to the same extent as such FDC Indemnified Parties are entitled to indemnifica tion pursuant to the preceding sentence.

          (d) For three years from the Effective Time, Parent shall maintain in effect FDC's directors' and officers' liability insurance policy (the "FDC Policy"), which policy FDC shall obtain prior to the Effective Time and which policy shall be substantially similar to the R&B Policy, covering those persons who are covered by the FDC Policy and persons who are directors of Parent; provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums to be paid by FDC for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          Section 14 Accountants' "Comfort" Letters. R&B and FDC will each use reasonable best efforts to cause to be delivered to each other letters from their respective independent accountants, dated a date within two business days before the date of the Registration Statement, in form reasonably satisfactory to the recipient and customary in scope for comfort letters delivered by independent accoun tants in connection with registration statements on Form S-4 under the Securities Act.

          Section 15 Additional Reports. R&B and FDC shall each furnish to the other copies of any reports of the type referred to in Sections 4.4 and 5.4 which it files with the SEC on or after the date hereof, and each of R&B and FDC, as the case may be, represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of R&B and its consolidated Subsidiaries or FDC and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

          Section 16 Stockholder Rights Plans. (a) R&B will take all actions necessary to ensure that the R&B Rights
Plan is amended in accordance with Section 4.12 prior to the Effective Time.

          (b) R&B and FDC will take all actions necessary to cause Parent to adopt the Parent Rights Plan prior to the Effective Time.

          Section 17 Stockholder Litigation. Each of R&B and FDC shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against R&B or FDC, as applicable, and its directors relating to the transactions contemplated by this Agreement and the Option Agreements.

                         ARTICLE VII

                  Conditions to the Mergers

          Section 1 Conditions to Each Party's Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) The R&B Stockholder Approval and the FDC
Stockholder Approval shall have been obtained all in accor dance with applicable law.

          (b) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the Mergers substantially on the terms contemplated hereby. In the event any order, decree or injunction shall have been issued, each party shall use its reasonable efforts to remove any such order, decree or injunction.

          (c) The Registration Statement shall have become effective in accordance with the provisions of the Securi ties Act and no stop order suspending such effectiveness shall have been issued and remain in effect.

          (d) The shares of Parent Common Stock issuable in the Mergers shall have been approved for listing on the NYSE, subject only to official notice of issuance.

          (e) Any applicable waiting period under the HSR Act shall have expired or been terminated and any other R&B Required Approvals and FDC Required Approvals shall have been obtained, except where the failure to obtain such other R&B Required Approvals and FDC Required Approvals would not have a Material Adverse Effect on R&B or FDC, as the case may be.

          (f) Each of FDC and R&B shall have received an opinion of its tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore, respectively, in form and substance reasonably satisfactory to it, and dated as of the Effective Time, to the effect that the Mergers will constitute transactions described in Sections 351 and/or Section 368(a) of the Code and that none of FDC, R&B, holders of FDC Common Stock or holders of R&B Common Stock shall recognize gain or loss for federal income tax purposes as a result of the Mergers (other than with respect to any cash paid in lieu of fractional shares of FDC Common Stock or R&B Common Stock). In rendering such opinions, Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore may require delivery of and rely upon the Tax Certificates.

          Section 2 Conditions to Obligations of R&B to Effect the R&B Merger. The obligation of R&B to effect the R&B Merger is further subject to the conditions that (a) the representations and warranties of FDC contained herein shall be true and correct in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific repre sentation or warranty) as of the Effective Time with the same effect as though made as of the Effective Time except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where any such failure of the representa tions and warranties in the aggregate to be true and correct in all respects would not have a Material Adverse Effect on FDC,
(b) FDC shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time and (c) FDC shall have delivered to R&B a certificate, dated the Effective Time and signed by its Chairman of the Board and Chief Executive Officer or a Senior Vice President, certifying to both such effects.

          Section 3 Conditions to Obligations of FDC to Effect the FDC Merger. The obligation of FDC to effect the FDC Merger is further subject to the conditions that (a) the representations and warranties of R&B contained herein shall be true and correct in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific represen tation or warranty) as of the Effective Time with the same effect as though made as of the Effective Time except (i) for changes specifically permitted by the terms of this

Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where any such failure of the representa tions and warranties in the aggregate to be true and correct in all respects would not have a Material Adverse Effect on R&B, (b) R&B shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time and (c) R&B shall have delivered to FDC a certificate, dated the Effective Time and signed by its Chairman of the Board, Chief Executive officer and President or a Senior Vice President, certify ing to both such effects.


                        ARTICLE VIII

         Termination, Waiver, Amendment and Closing

          Section 1 Termination or Abandonment. This
Agreement may be terminated at any time prior to the Effec tive Time, whether before or after any approval of the matters presented in connection with the Mergers by the respective stockholders of R&B and FDC:

          (a) by the mutual written consent of R&B and FDC;

          (b) by either FDC or R&B if the Effective Time shall not have occurred on or before January 31, 1998; pro vided, that the party seeking to terminate this Agreement pursuant to this clause 8.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Mergers on or before such date;

          (c) by either FDC or R&B if (i) a statute, rule, regulation or executive order shall have been enacted, en tered or promulgated prohibiting the consummation of the Mergers substantially on the terms contemplated hereby or
(ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause 8.1(c)(ii) shall have used its reasonable best efforts to remove such injunction, order or decree;

          (d) by either FDC or R&B, if the approvals of the stockholders of either FDC or R&B contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof;

          (e) by FDC in accordance with Section 6.11(b);
provided that, in order for the termination of this Agreement pursuant to this paragraph (e) to be deemed effective, FDC shall have complied with all provisions contained in Section 6.11, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee, of Section 8.3;

          (f) by FDC, if R&B or any of its directors or officers shall participate in discussion or negotiations in breach of Section 6.10;

          (g) by R&B in accordance with Section 6.10(b);
provided that, in order for the termination of this Agreement pursuant to this paragraph (g) to be deemed effective, R&B shall have complied with all provisions of
Section 6.10, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee, of Section 8.3;

          (h) by R&B, if FDC or any of its directions or officers shall participate in discussions or negotiations in breach of Section 6.11; or

          (i) by R&B or FDC if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach.

          Section 2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except for the provisions of Sections 6.2, 8.3 and 9.2), and there shall be no other liability on the part of FDC or R&B to the other except liability arising out of a willful and material breach of this Agreement or as provided for in the Confidentiality
Agreements.

          Section 3 Termination Fee. (a) In the event that
(i) after the date hereof and prior to the R&B Stockholders Meeting an R&B Takeover Proposal shall have been made known to R&B or shall have been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an R&B Takeover Proposal and thereafter this Agreement is termi nated by either FDC or R&B pursuant to Section 8.1(b) or 8.1(d) (provided that the basis for such termination is that the R&B Stockholder Approval shall not have been obtained and provided, further, that the FDC stockholders shall not have voted to disapprove this Agreement) or (ii) this Agreement is terminated (x) by R&B pursuant to Section 8.1(g) or (y) by FDC pursuant to Section 8.1(f), then R&B shall promptly, but in no event later than two days after the date of such termination, pay FDC a fee equal to $100 million (the "Termination Fee"), payable by wire transfer of same day funds (for purposes of the foregoing, the references to 20% in the exception in the parenthetical to the next succeeding proviso shall be deemed to be referenc es to 15%); provided, however, that no Termination Fee shall be payable to FDC in any circumstance in which FDC stockholders vote to disapprove this Agreement and provided further, that no Termination Fee shall be payable to FDC pursuant to clause (i) of this paragraph (a) or pursuant to a termination by FDC pursuant to Section 8.1(f) unless and until within 18 months of such termination R&B or any of its subsidiaries enters into any R&B Acquisition Agreement or consummates any R&B Takeover Proposal (for the purposes of the foregoing proviso the terms "R&B Acquisition Agreement" and "R&B Takeover Proposal" shall have the meanings assigned to such terms in Section 6.10 (except that the reference to the "acquisition or purchase of a business or shares of any class of equity securities of R&B or any of its subsidiaries" in the definition of "R&B Take over Proposal" in Section 6.10 shall be deemed to be a reference to the "acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets of R&B and its subsidiaries, taken as a whole, or 20% of any class of equity securities of R&B or any of its subsidiaries")) in which event the Termination Fee shall be payable upon the first to occur of such events. R&B acknowledges that the agreements contained in this
Section 8.3(a) are an integral part of the transac tions contemplated by this Agreement, and that, without these agreements, FDC would not enter into this Agreement; accordingly, if R&B fails promptly to pay the amount due pursuant to this Section 8.3(a), and, in order to obtain such payment, FDC commences a suit which results in a judgment against R&B for the fee set forth in this Section 8.3(a), R&B shall pay to FDC its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

          (b) In the event that (i) after the date hereof and prior to the FDC Stockholders Meeting an FDC Takeover Proposal shall have been made known to FDC or any of its subsidiaries or shall have been made directly to its stock holders generally or any person shall have publicly announced an intention (whether or not conditional) to make an FDC Takeover Proposal and thereafter this Agreement is terminated by either FDC or R&B pursuant to Section 8.1(b) or 8.1(d) (provided that the basis for such termination is that the FDC Stockholder Approval shall not have been obtained and provided, further, that the R&B stockholders shall not have voted to disapprove this Agreement) or (ii) this Agreement is terminated (x) by FDC pursuant to Section 8.1(e) or (y) by R&B pursuant to Section 8.1(h), then FDC shall promptly, but in no event later than two days after the date of such termination, pay R&B the Termination Fee, payable by wire transfer of same day funds (for purposes of the foregoing, the references to 20% in the exception in the parenthetical to the next succeeding proviso shall be deemed to be references to 15%); provided, however, that no Termination Fee shall be payable to R&B in any circumstance in which R&B stockholders vote to disapprove this Agreement and provided further, that no Termination Fee shall be payable to R&B pursuant to clause (i) of this paragraph (b) or pursuant to a termination by R&B pursuant to Section 8.1(h) unless and until within 18 months of such termi nation FDC or any of its subsidiaries enters into any FDC Acquisition Agreement or consummates any FDC Takeover Proposal (for the purposes of the foregoing proviso the terms "FDC Acquisition Agreement" and "FDC Takeover Pro posal" shall have the meanings assigned to such terms in
Section 6.11 (except that the reference to the "acquisition or purchase of a business or shares of any class of equity securities of FDC or any of its subsidiaries" in the definition of "FDC Takeover Proposal" in Section 6.11 shall be deemed to be a reference to the "acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets of FDC and its subsidiaries, taken as a whole, or 20% of any class of equity securities of FDC or any of its subsidiaries"), in which event the Termination Fee shall be payable upon the first to occur of such events. FDC acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, R&B would not enter into this Agreement; accordingly, if FDC fails promptly to pay the amount due pursuant to this Section 8.3(b), and, in order to obtain such payment, R&B commences a suit which results in a judgment against FDC for the fee set forth in this Section 8.3(b), FDC shall pay to R&B its costs and ex penses (including attorneys' fees and expenses) in con nection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

          Section 4 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Mergers by the respective stockholders of R&B and FDC and prior to the Effective Time, this Agreement may be amended or supplemented in writing by R&B and FDC with respect to any of the terms contained in this Agreement; provided, however that following approval by the stockholders of R&B and FDC there shall be no amendment or change to the provisions hereof with respect to the conversion ratio of shares of R&B Common Stock, R&B Class A Stock or FDC Common Stock into shares of Parent Common Stock as provided herein nor any amendment or change not permitted under applicable law, without further approval by the stockholders of R&B and FDC.

          Section 5 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, and party may:

          (a) extend the time for the performance of any of the obligations or acts of the other party;

          (b) waive any inaccuracies in the representa tions and warranties of the other party contained herein or in any document delivered pursuant hereto; or

          (c) subject to the proviso of Section 8.4 waive compliance with any of the agreements or conditions of the other party contained herein.

          Notwithstanding the foregoing no failure or delay by R&B or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                         ARTICLE IX

                        Miscellaneous

          Section 1 No Survival of Representations and
Warranties. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers, except for the agreements set forth in Article II and Article III, the agreements of "affiliates" of R&B and FDC to be delivered pursuant to Section 6.4, the provisions of Sections 6.5, 6.6, 6.12 and 6.13 and this Article IX.

          Section 2 Expenses. Whether or not the Mergers are consummated, all costs and expenses incurred in connec tion with the Mergers, this Agreement and the Option Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that
(a)(i) the filing fee in connection with any HSR Act filing,
(ii) the commissions and other out-of- pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of Excess Shares, (iii) the expenses incurred in connection with the printing and mailing of the Joint Proxy Statement, and (iv) all transfer taxes shall be shared equally by R&B and FDC.

          Section 3 Counterparts; Effectiveness. This
Agreement may be executed in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

          Section 4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

          Section 5 Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 9.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 9.5:

                  To FDC:

                           Falcon Drilling Company, Inc.
                           1900 West Loop South
                           Suite 1800
                           Houston, Texas 77027
                           Attention: Chairman and Chief
                             Executive Officer
                           Telecopy: (713) 623-8103

                  copy to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           919 Third Avenue
                           New York, New York 10022
                           Attention:  J. Michael Schell, Esq.
                           Telecopy:  (212) 735-2000

                  To R&B:

                           Reading & Bates Corporation
                           901 Threadneedle
                           Suite 200
                           Houston, Texas 77079
                           Attention: Chairman and Chief Executive
                                             Officer
                           Telecopy: (281) 496-0285

                  copy to:

                           Cravath, Swaine & Moore
                           Worldwide Plaza
                           825 Eighth Avenue
                           New York, New York 10019
                           Attention: Allen Finkelson, Esq.
                           Telecopy: (212) 474-3700

          Section 6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obliga tions hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

          Section 7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

          Section 8 Enforcement of Agreement. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

          Section 9 Entire Agreement; No Third-Party
Beneficiaries. This Agreement, the Confidentiality
Agreements and the Option Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and except for the provisions of Sections 6.5, 6.6, and 6.13 hereof, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

          Section 10 Headings. Headings of the Articles and
Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

          Section 11 Definitions. References in this
Agreement to "Subsidiaries" of R&B or FDC shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by R&B or FDC, as the case may be. References in this Agreement to "Signifi cant Subsidiaries" shall mean Subsidiaries (as defined above) which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in the Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limita tion, a governmental body or authority. Notwithstanding the foregoing, Parent shall not be deemed to be an "affili ate" or a "subsidiary" of either FDC or R&B.

          Section 12 Finders or Brokers. Except for Morgan
Stanley & Co. Incorporated with respect to R&B, a copy of whose engagement agreement has been or will be provided to FDC, and Credit Suisse First Boston Corporation with re spect to FDC, a copy of whose engagement agreement has been or will be provided to R&B, neither R&B nor FDC nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.


                                    R&B FALCON CORPORATION


                                    By:
                                       ----------------------
                                       Name:
                                       Title:

                                    FDC ACQUISITION CORP.


                                    By:
                                       ----------------------
                                       Name:
                                       Title:

                                    READING & BATES ACQUISITION CORP.


                                    By:
                                       ----------------------
                                       Name:
                                       Title:

                                    FALCON DRILLING COMPANY, INC.


                                    By:
                                       ----------------------
                                       Name:
                                       Title:

                                    READING & BATES CORPORATION


                                    By:
                                       ----------------------
                                       Name:
                                       Title:

                                                                  EXHIBIT 3

                   R&B CORPORATION STOCK OPTION AGREEMENT



     STOCK OPTION AGREEMENT, dated as of July 10, 1997 (the "Agreement"), between READING & BATES CORPORATION, a Dela ware corporation ("Issuer"), and FALCON DRILLING COMPANY, INC., a Delaware Corporation ("Grantee").


                                  RECITALS


     A. Issuer and Grantee have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, each of FDC and R&B to become subsidiaries of Parent pursuant to the Mergers ;

     B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement and the FDC Option Agreement (as defined below), Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below); and

     C. As a condition and inducement to Issuer's willingness to enter into the Merger Agreement and this Agreement, Issuer has requested that Grantee agree, and Grantee has agreed to, grant Issuer an option to purchase shares of Grantee's common stock on substantially the same terms as the Option (the "FDC Option Agreement");

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Issuer and Grantee agree as follows:

     1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 14,340,154 (as adjusted as set forth herein) shares (the "Option Shares") of Common Stock, par value $0.05 per share ("Issuer Common Stock"), of Issuer at a purchase price of

$34.00 (as adjusted as set forth herein) per Option Share (the "Purchase
Price").

     2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any one time, subject to the provisions of Section 2(c), after an R&B Takeover Proposal shall have been made known to R&B or any of its subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an R&B Takeover Proposal; provided, however, that (i) except as provided in the last sentence of this
Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) six months after the date on which the Purchase Event (as defined herein) occurs, and
(C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause (C), the Grantee has the right to receive a Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) six months following the time such Termination Fee becomes payable and (y) the expiration of the period in which the Grantee has such right to receive a Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with HSR and the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal (the "Regulatory Approvals"). Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

     (b) In the event that Grantee wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which

Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 6(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase (an "Option Closing Date"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with clause
(ii) of Section 2(a).

     (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its best efforts to assist Grantee in seeking the Regulatory Approvals.

     In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or (ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right pursuant to Section 6(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

     3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in immediately available funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the

Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing.

     (b) At any Option Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall not have issued any securities similar to rights under a shareholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

     (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF JULY 10, 1997, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF READING & BATES CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES."

It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     4. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Corporate Authorization. Issuer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Issuer, and assuming this Agreement constitutes a valid and binding agreement of Grantee, this Agreement constitutes a valid and binding agreement of Issuer, enforceable against Issuer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

          (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all neces sary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 6, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

     5. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Corporate Authorization. Grantee has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee, and no other corporate proceed ings on the part of Grantee are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grantee, and assuming this Agreement constitutes a valid and binding agreement of Issuer, this Agreement constitutes a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

          (b) Purchase Not for Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be transferred or otherwise disposed of except in a transaction regis tered, or exempt from registration, under the Securi ties Act.

     6. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any changes in Issuer Common Stock by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. Subject to Section 1, and without limiting the parties' relative rights and obligations under the Merger Agreement, if any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 6(a)), the number of shares of Issuer Common Stock subject to the Option will be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger,
(ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other proper ty, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger represent less than 50% of the outstand ing voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and condition set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

     (c) If, at any time during the period commencing on the occurrence of an event as a result of which Grantee is entitled to receive the Termination Fee pursuant to Section 8.3 of the Merger Agreement (the "Purchase Event") and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out-Right") pursuant to this Section 6(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancellation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price, for the 10 NYSE trading days commencing on the 12th NYSE trading day immediately preceding the Notice Date, per share of Issuer Common Stock as reported on the NYSE Composite Transactions Tape (or, if not listed on the NYSE, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this Section 6(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

     7. Registration Rights. Issuer will, if requested by Grantee at any time and from time to time within three years of the exercise of the Option, as expeditiously as possible prepare and file up to three registration state ments under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf" regis tration statement under Rule 415 under the Securities Act or any successor provision, and Issuer will use its best efforts to qualify such shares or other securities under any applicable state securities laws. Grantee agrees to use reasonable efforts to cause, and to cause any under writers of any sale or other disposition to cause, any sale or other disposition pursuant to such registration state ment to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 4.9% of the then outstanding voting power of Issuer. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspend ed for up to 60 calendar days in the aggregate if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Issuer or otherwise interfere with or adversely affect any pending or proposed offering of securities of Issuer or any other material transaction involving Issuer. Any registration statement prepared and filed under this Section 7, and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section 7, Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any succes sor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registra-tion statements for Grantee under this Section 7; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer. In connection with any registration pursuant to this Section 7, Issuer and Grantee will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

     8. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 7 or (ii) to any purchaser or transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 4.9% of the then-outstanding voting power of the Issuer; provided, however, that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

     9. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NYSE (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such listing as promptly as practicable.

     10. Miscellaneous. (a) Expenses. Except as other wise provided in the Merger Agreement, each of the parties hereto will pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

     (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

     (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) except as provided in Section 9.9 of the Merger Agreement, are not intended to confer upon any person other than the parties any rights or remedies.

     (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     (f) Notices. All notices, requests, claims, demands, and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to Issuer to:

        Reading & Bates Corporation
        901 Threadneedle
        Suite 200
        Houston, Texas 77079
        Attention:  Chairman and Chief Executive Officer

        Fax:  (281) 496-0285
     with a copy to:

        Cravath, Swaine & Moore
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York 10019
        Attention: Allen Finkelson

        Fax: (212) 474-3700

     If to Grantee to:

        Falcon Drilling Company, Inc.
        1900 West Loop South
        Suite 1800
        Houston, Texas 77027
        Attention:  Chairman and Chief Executive Officer

        Fax: (713) 623-8103

     with copies to:

        Skadden, Arps, Slate, Meagher & Flom LLP
        919 Third Avenue
        New York, New York 10022
        Attention:  J. Michael Schell

        Fax: (212) 735-2000

     (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment, transfer or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this Section 10(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     (h) Further Assurances. In the event of any exer cise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (i) Enforcement. The parties agree that irrepara ble damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accor dance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement,
(ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.


                                   READING & BATES CORPORATION


                                   By:
                                      -----------------------------
                                      Name:
                                      Title:


                                   FALCON DRILLING COMPANY, INC.


                                   By:
                                      -----------------------------
                                      Name:
                                      Title: